UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

**Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934
(Amendment No. __)**

Filed by the Registrant ☒   Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐   Preliminary Proxy Statement

☐   **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☒   Definitive Proxy Statement

☐   Definitive Additional Materials

☐   Soliciting Material Pursuant to §240.14a-12

THE GOODYEAR TIRE & RUBBER COMPANY
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒   No fee required.

☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

   (1)   Title of each class of securities to which the transaction applies:

   (2)   Aggregate number of securities to which the transaction applies:

   (3)   Per unit price or other underlying value of the transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

   (4)   Proposed maximum aggregate value of the transaction:

   (5)   Total fee paid:

☐　Fee paid previously with preliminary materials.

☐　Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)　Amount Previously Paid:

(2)　Form, Schedule or Registration Statement No.:

(3)　Filing Party:

(4)　Date Filed:



Notice of 2016 Annual Meeting
of Shareholders and Proxy Statement

APRIL 11, 2016 | AKRON, OHIO



GOODYEAR IS COMMITTED TO:

- Delivering the highest quality in all that we do

- Acting with honesty, integrity and respect

- Encouraging wellness and safety, both on the job
  and away from work

- Caring for our environment and communities

- Supporting a team-based culture of continuous learning

- Discussing problems openly and solving them as a team.

GOODYEAR WILL BE FIRST IN THE
GLOBAL TIRE INDUSTRY BY:

- Attracting, developing, motivating and retaining the
  best team of associates

- Earning and building long lasting relationships with
  customers, consumers and business partners and
  exceeding their expectations

- Driving an efficient, aligned and effective organization

- And creating a sustainable business model that
  consistently delivers a strong return on investment.



Dear Fellow Goodyear Shareholder,

Thank you for your continued investment in Goodyear. I and the rest of the Board invite you to attend the 2016 Annual Meeting of Shareholders. If you are not able to attend in person, we hope that you will vote by proxy. These proxy materials contain detailed information about the matters on which we are asking you to vote. Please read the materials thoroughly and vote in accordance with the Board's recommendations. Your vote is very important to us.

At Goodyear, sound corporate governance is an integral part of the way we do business. This year's proxy statement reflects our continued focus on strong performance, an engaged and effective Board, transparent corporate governance and executive compensation structures, and regular communication with our shareholders.

RECORD PERFORMANCE IN 2015

Even as we continued to face global economic uncertainty, we again delivered outstanding financial and operational results in 2015. Our full-year segment operating income increased 18 percent over the prior year, exceeding $2 billion for the first time in our 117-year history. Our ability to deliver strong and consistent results in a volatile operating environment is a testament to our focus on creating long-term, sustainable value for all our shareholders. In fact, our three-year total shareholder return for the period ended December 31, 2015 places Goodyear in the 94th percentile of S&P 500 companies over that period. We are proud of these results and of the continued exceptional performance of our teams across the globe. We remain committed to creating sustainable economic value for our Company and our shareholders.

BOARD CONTRIBUTION TO STRATEGY AND PERFORMANCE

Our Board of Directors is comprised of committed, qualified individuals who bring a wealth of operating experience and a diversity of perspectives to their roles as the stewards of our Company and your investment in Goodyear. The strong leadership and oversight capabilities of our Lead Director Alan McCollough and the rest of my

fellow directors have been crucial to our success over the past few years. In particular, our directors' deep and diverse skill sets and independent thought leadership have been an invaluable resource to me and the Goodyear management team in establishing our long-term business strategy and in executing on that strategy. As Chairman of the Board, I am grateful to work with such capable and dedicated individuals in the pursuit of long-term shareholder value creation. I encourage you to support the Board's nominees on this year's ballot.

COMMITMENT TO CONTINUED ENGAGEMENT WITH OUR SHAREHOLDERS

Our Board of Directors values the feedback and insights gained from our frequent engagement with our shareholders. In 2015, in addition to our regular discussions with shareholders regarding our financial results, we again engaged with shareholders representing more than 40% of shares outstanding on matters relating to business strategy and performance, corporate governance, executive compensation and corporate responsibility. We are committed to including our shareholders' perspectives in boardroom discussions, and we believe that regular engagement with our shareholders is necessary in order to ensure thoughtful and informed consideration of evolving corporate governance and executive compensation practices.

On behalf of our Board of Directors, thank you for your continued support. We look forward to welcoming you at our annual meeting.

Sincerely,



Richard J. Kramer
Chairman of the Board,
Chief Executive Officer and President



NOTICE OF 2016 ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT

To the shareholders:

The 2016 Annual Meeting of Shareholders of The Goodyear Tire & Rubber Company, an Ohio corporation, will be held at the Hilton Akron/Fairlawn, 3180 West Market Street, Akron, Ohio, on Monday, April 11, 2016 at 4:30 p.m., Akron Time, for the following purposes:

1 To elect the thirteen members of the Board of Directors named in the Proxy Statement to serve one-year terms expiring at the 2017 Annual Meeting of Shareholders (Proposal 1);

2 To consider and approve an advisory resolution regarding the compensation of our named executive officers (Proposal 2);

3 To consider and approve a proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2016 (Proposal 3);

4 To consider and vote upon a shareholder proposal (Proposal 4), if properly presented at the Annual Meeting; and

5 To act upon such other matters and to transact such other business as may properly come before the meeting or any adjournments thereof.

Location:

Hilton Akron/Fairlawn
3180 West Market Street
Akron, Ohio

Time & Date:

Monday, April 11, 2016 at 4:30 p.m., Akron Time

The Board of Directors fixed the close of business on February 16, 2016 as the record date for determining shareholders entitled to notice of, and to vote at, the 2016 Annual Meeting. Only holders of record of Goodyear common stock at the close of business on February 16, 2016 will be entitled to vote at the 2016 Annual Meeting and adjournments, if any, thereof.

March 11, 2016
By order of the Board of Directors

David L. Bialosky, Secretary

  

Please vote via the internet or by telephone or complete, date and sign your Proxy and return it promptly in the enclosed envelope.



PROXY STATEMENT SUMMARY

This summary is an overview of information that you will find elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

Proposals and Board Recommendations

Proposal	Board's Voting Recommendation	Page Reference
1. Election of Directors	FOR each Nominee	17
2. Advisory Vote on Executive Compensation	FOR	24
3. Ratification of Appointment of Independent Registered Public Accounting Firm	FOR	77
4. Shareholder Proposal regarding Proxy Access	AGAINST	78

2015 Business Performance Highlights

For the third consecutive year, we delivered record segment operating income. We also delivered strong results across several other financial metrics.

*As defined for purposes of our compensation plans.



SEGMENT OPERATING INCOME **$2,022** **MILLION**	EBIT* **$1,853** **MILLION**	NET INCOME* **$891** **MILLION**
FREE CASH FLOW FROM OPERATIONS* **$966** **MILLION**	TOTAL SHAREHOLDER RETURN* **94th** **percentile of S&P 500**	SHAREHOLDER RETURN PROGRAM **$248** **MILLION**

Executive Compensation Highlights

Our executive compensation program is designed to support achievement of our business objectives and to serve the long-term interests of our shareholders. Our executive compensation is strongly aligned to company performance and measurable financial metrics, thereby aligning management's interests with our shareholders' interests and driving increased shareholder value.



For 2015, our financial metrics were:

	Incentive Program	Financial Metrics	Weighting
ANNUAL INCENTIVES	**Annual Performance Plan**	EBIT	**40%**
		Free Cash Flow from Operations	**40%**
		Operating Drivers	**20%**
LONG-TERM AWARDS	**Performance-Based Awards** *(Paid out in Equity and Cash)*	Net Income	**50%**
		Cash Flow Return on Capital	**50%**
	Stock Options		

Relative TSR Modifier **+/– 20%**

THE COMPENSATION COMMITTEE HAS ADOPTED A NUMBER OF BEST PRACTICES
THAT ARE CONSISTENT WITH OUR PERFORMANCE-BASED COMPENSATION PHILOSOPHY:

- Relative TSR modifier on all long-term performance-based awards

- No dividends or dividend equivalents on unearned performance-based equity awards

- No repricing of options without shareholder approval

- No pension credit for newly hired executives to make up for service at prior employers

- Double-trigger change-in-control provisions in our change-in-control plan and our equity compensation plans, and no walk-away rights

- No tax gross-ups in our change-in-control plan or for perquisites

- Robust stockholding guidelines for officers and directors, including stock retention provisions following the exercise of stock options or the vesting of other stock-based awards

- Hedging and pledging of our Common Stock by officers, directors and employees is prohibited

- Robust clawback policy in place

- Compensation Committee consists only of independent Board members

- Engaged a leading independent compensation consultant to assist the Compensation Committee and Board in determining executive compensation and evaluating program design

Corporate Governance Highlights

WE ALSO HAVE AN ABIDING COMMITMENT TO GOOD GOVERNANCE, AS ILLUSTRATED BY THE FOLLOWING PRACTICES:

- Annually elected directors; no classified board

- Majority voting for the election of directors with a resignation policy

- Lead independent director with clear, robust responsibilities

- 100% independent compensation, audit and nominating committees

- Regular executive sessions of the independent directors

- Overboarding policy in place for directors

- Conduct annual Board and Committee evaluations

- No poison pill in place

- Shareholders have the right to call a special meeting at 25%

- Clear and robust corporate governance guidelines


Our Board of Directors

OUR BOARD IS COMPRISED OF COMMITTED, QUALIFIED INDIVIDUALS WITH A DIVERSE AND COMPLEMENTARY BLEND OF SKILLS, BUSINESS AND PERSONAL EXPERIENCES, BACKGROUNDS AND EXPERTISE, INCLUDING THE FOLLOWING:

- Senior leadership experience

- Global perspective

- Marketing and branded consumer product experience

- Operational and manufacturing experience

- Finance, accounting and financial reporting expertise

- Leadership development expertise

- Legal, regulatory and government experience

- Corporate governance, responsibility and compliance experience

These collective attributes enable the Board to exercise appropriate oversight of management and pursue long-term, sustainable shareholder value creation.

Our Board is also committed to periodic and thoughtful Board refreshment.

BOARD TENURE





TABLE OF CONTENTS


USE OF NON-GAAP FINANCIAL MEASURES

For additional information regarding segment operating income and free cash flow from operations, both non-GAAP financial measures, including reconciliations to the most directly comparable GAAP financial measures, see Exhibit A to this Proxy Statement.



GENERAL INFORMATION

Goodyear's executive offices are located at:

200 Innovation Way

Akron, Ohio 44316-0001

Our telephone number is: 330-796-2121

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of The Goodyear Tire & Rubber Company, an Ohio corporation ("Goodyear," "Company," "we," "our" or "us"), to be voted at the annual meeting of shareholders to be held April 11, 2016 (the "Annual Meeting"), and at any adjournments thereof, for the purposes set forth in the accompanying notice.

Our Annual Report to Shareholders for the year ended December 31, 2015 is enclosed with this Proxy Statement. The Annual Report is not considered part of the proxy solicitation materials. The approximate date on which this Proxy Statement and the related materials are first being sent to shareholders is March 11, 2016.

Shares Voting

Holders of shares of the common stock, without par value, of Goodyear (the "Common Stock") at the close of business on February 16, 2016 (the "record date") are entitled to notice of, and to vote the shares of Common Stock they hold on the record date at, the Annual Meeting. As of the close of business on the record date, there were 267,235,189 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote.

Quorum

In order for any business to be conducted, holders of at least a majority of shares entitled to vote must be represented at the meeting, either in person or by proxy.

Adjourned Meeting

The holders of a majority of shares represented at the meeting, whether or not a quorum is present, may adjourn the meeting. If the time and place of the adjourned meeting is announced at the time adjournment is taken, no other notice need be given.

Vote Required

In accordance with Goodyear's Articles of Incorporation, a director nominee must receive, in an uncontested election of directors, a greater number of votes cast "for" his or her election than "against" his or her election. You may not vote cumulatively in the election of directors.

Under Ohio law, an incumbent director who is not re-elected will continue in office as a "holdover" director until his or her successor is elected by a subsequent shareholder vote, or his or her earlier resignation, removal from office or death. In order to address "holdover" terms for any incumbent directors who fail to be re-elected under our majority vote standard, our Corporate Governance Guidelines provide that if a director nominee does not receive a majority affirmative vote, he or she will promptly offer his or her resignation as a director to the Board of Directors. Within 90 days, the Board will decide, after taking into account the recommendation of the Governance Committee (in each case excluding the nominee(s) in question), whether to accept the resignation. The Governance Committee and the Board may consider any relevant factors in deciding whether to accept a director's resignation. The Board's explanation of its decision shall be promptly disclosed in a filing with the Securities and Exchange Commission.

The affirmative vote of at least a majority of the shares of Common Stock outstanding on the record date is required for a management or shareholder proposal, other than an advisory vote, to be adopted at the Annual Meeting. When considering the results of advisory votes, the Board of Directors intends to consider only those votes actually cast at the Annual Meeting.

Abstentions and "broker non-votes," which occur when your broker does not have discretionary voting authority on a matter and you do not provide voting instructions, have the same effect as votes against any proposal voted upon by shareholders but have no effect on the election of directors or advisory votes.

VOTE REQUIREMENTS

➡ Quorum

To conduct business, at least a majority of shares entitled to vote must be represented, either in person or by proxy.

➡ Voting for Director Nominees

To serve on the Board, a greater number of votes must be cast for the nominee's election than against.

➡ Voting for Proposals

PROPOSAL 2 — *Advisory Vote on Executive Compensation*
Majority of votes actually cast at the meeting

PROPOSAL 3 — *Ratification of Appointment of Independent Registered Public Accounting Firm*
Majority of our outstanding Common Stock

PROPOSAL 4 — *Shareholder Proposal*
Majority of our outstanding Common Stock


Voting Shares Held in Street Name

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and these proxy materials are being forwarded to you by your broker, bank or nominee who is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or nominee on how to vote and are also invited to attend the Annual Meeting. Your broker, bank or nominee has enclosed a voting instruction card for you to use in directing the broker, bank or nominee regarding how to vote your shares. If you do not return the voting instruction card, the broker or other nominee will determine if it has the discretionary authority to vote on the particular matter. Under applicable rules, brokers have the discretion to vote only on matters deemed to be routine, such as the ratification of the selection of an accounting firm (Proposal 3). **The election of directors (Proposal 1), the executive compensation advisory vote (Proposal 2) and the shareholder proposal (Proposal 4) are not considered to be routine matters, and your broker will not have discretion to vote on those matters unless you specifically instruct your broker to do so by returning your signed voting instruction card.** If you do not provide voting instructions to your broker, your shares will not be voted for any director nominee or on any matter on which your broker does not have discretionary authority (resulting in a broker non-vote).

Savings Plan Shares

A separate "Confidential Voting Instructions" card is being sent to each employee or former employee participating in the Goodyear Common Stock fund of certain employee savings plans. Shares of Common Stock held in the trusts for these plans will be voted by the trustee as instructed by the plan participants who participate in the Goodyear Common Stock fund. Shares held in the trusts for which voting instructions are not received will be voted by the trustee in the same proportion as it votes shares for which voting instructions were received from participants in the Goodyear Common Stock fund of the applicable trust.

Voting of Proxy

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on April 11, 2016:

The Proxy Statement, Proxy Card and Annual Report to Shareholders for the year ended December 31, 2015 are available at www.proxyvote.com.

David L. Bialosky, Laura K. Thompson and Bertram Bell have been designated as proxies to vote shares of Common Stock in accordance with your instructions. You may give your instructions using the accompanying proxy card, via the internet or by telephone.

You may vote your shares using the internet by accessing the following web site: **http://www.proxyvote.com** or by making a toll-free telephone call within the United States of America or Canada using a touch-tone telephone to the toll-free number provided on your proxy card, or if you hold your shares in "street name," on the voting instruction card provided by your broker or nominee.

Your shares will be voted for the thirteen nominees identified at pages 17 through 23, unless your instructions are to vote against any one or more of the nominees.


Your Board of Directors anticipates that all of the nominees named will be available for election. In the event an unexpected vacancy occurs, your proxy may be voted for the election of a new nominee designated by the Board of Directors.

Proxies received and not revoked prior to the Annual Meeting will be voted in favor of Proposals 2 and 3, and against Proposal 4, unless your instructions are otherwise.

Revocability of Proxy

You may revoke or revise your proxy (whether given by mail, via the internet or by telephone) by the delivery of a later proxy or by giving notice to Goodyear in writing or in open meeting. Your proxy revocation or revision will not affect any vote previously taken. If you hold your shares in "street name" please refer to the information forwarded by your broker, bank or nominee who is considered the shareholder of record for procedures on revoking or changing your voting instructions.

Confidentiality

Your vote will be confidential except (a) as may be required by law, (b) as may be necessary for Goodyear to assert or defend claims, (c) in the case of a contested election of director(s), or (d) at your express request.

Shareholders Sharing The Same Address

Goodyear has adopted a procedure called "householding," which has been approved by the Securities and Exchange Commission. Under this procedure, Goodyear is delivering only one copy of the Annual Report and Proxy Statement to multiple shareholders who share the same address and have the same last name, unless Goodyear has received contrary instructions from an affected shareholder. This procedure reduces Goodyear's printing costs, mailing costs and fees. Shareholders who participate in householding will continue to receive separate proxy cards.

Goodyear will deliver promptly upon written or oral request a separate copy of the Annual Report and Proxy Statement to any shareholder at a shared address to which a single copy of either of those documents was delivered. To receive a separate copy of the Annual Report or Proxy Statement, you may write or call Goodyear's Investor Relations Department at The Goodyear Tire & Rubber Company, 200 Innovation Way, Akron, Ohio 44316-0001, Attention: Investor Relations, telephone (330) 796-3751. You may also access Goodyear's Annual Report and Proxy Statement on the Investor Relations section of Goodyear's website at www.goodyear.com or at www.proxyvote.com.

If you are a holder of record and would like to revoke your householding consent and receive a separate copy of the Annual Report or Proxy Statement in the future, please contact Broadridge, either by calling toll free at (800) 542-1061 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. You will be removed from the householding program within 30 days of receipt of the revocation of your consent.

Any shareholders of record who share the same address and currently receive multiple copies of Goodyear's Annual Report and Proxy Statement who wish to receive only one copy of these materials per household in the future should contact Goodyear's Investor Relations Department at the address or telephone number listed above to participate in the householding program.


A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your bank, broker or other holder of record to request information about householding.

Form 10-K

Goodyear will mail without charge, upon written request, a copy of Goodyear's Annual Report on Form 10-K for the fiscal year ended December 31, 2015, including the Consolidated Financial Statements, schedules and list of exhibits, and any particular exhibit specifically requested. Requests should be sent to: The Goodyear Tire & Rubber Company, 200 Innovation Way, Akron, Ohio 44316-0001, Attn: Investor Relations. The Annual Report on Form 10-K is also available at www.goodyear.com.

Costs of Solicitation

The costs of soliciting proxies will be borne by Goodyear. Goodyear has retained D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, to assist in distributing proxy materials and soliciting proxies for an estimated fee of $13,500, plus reimbursement of reasonable out-of-pocket expenses. D.F. King & Co. may solicit proxies from shareholders by mail, telephone or the internet. In addition, officers or other employees of Goodyear may, without additional compensation, solicit proxies in person or by telephone or the internet.

Submission of Shareholder Proposals and Nominations

If a shareholder desires to have a proposal included in the proxy materials of the Board of Directors for the 2017 Annual Meeting of Shareholders, such proposal shall conform to the applicable proxy rules of the Securities and Exchange Commission concerning the submission and content of proposals, including Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and must be received by Goodyear prior to the close of business on November 11, 2016. In addition, if a shareholder intends to present a proposal or other business (not including a proposal submitted for inclusion in our proxy materials pursuant to Rule 14a-8) or to nominate a candidate for election as a director at the 2017 Annual Meeting of Shareholders, the shareholder's notice must be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Company not earlier than December 12, 2016 and not later than the close of business on January 11, 2017. If notice of a proposal or a director nomination is not received by the Company in accordance with the dates specified in the Code of Regulations or pursuant to Rule 14a-8, as the case may be, then the proposal or director nomination will be deemed untimely and we will have the right to exercise discretionary voting authority and vote proxies returned to us with respect to such proposal or director nomination. Shareholder proposals or director nominations should be sent to the executive offices of Goodyear, 200 Innovation Way, Akron, Ohio 44316-0001, Attention: Office of the Secretary.

For a proposal or director nomination to be properly presented at an annual meeting of shareholders, a shareholder must comply with the deadlines described in the preceding paragraph, as well as all of the other requirements of the Code of Regulations. Goodyear reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal or director nomination that does not comply with these and other applicable requirements.



GOODYEAR

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Goodyear is committed to having sound corporate governance principles. Having such principles is essential to running Goodyear's business efficiently and to maintaining Goodyear's integrity in the marketplace. Goodyear's Corporate Governance Guidelines, Business Conduct Manual, Board of Directors and Executive Officers Conflict of Interest Policy and charters for each of the Audit, Compensation, Corporate Responsibility and Compliance, Finance, and Governance Committees are available at http://investor.goodyear.com/governance.cfm. Please note, however, that information contained on the website is not incorporated by reference in this Proxy Statement or considered to be a part of this document. A copy of the committee charters and corporate governance policies may also be obtained upon request to the Goodyear Investor Relations Department.

CURRENT COMMITTEE MEMBERSHIP AND MEETINGS HELD DURING 2015

		Committees				
	Independent	Audit	Compensation	Corporate Responsibility and Compliance	Finance	Governance
Mr. Conaty	✓		MEMBER			MEMBER
Mr. Firestone	✓	MEMBER			CHAIR	
Mr. Geissler	✓	MEMBER		CHAIR		
Mr. Hellman	✓	CHAIR			MEMBER	
Ms. Koellner	✓	MEMBER			MEMBER	
Mr. Kramer						
Mr. McCollough *Lead Director*	✓		MEMBER			MEMBER
Mr. McGlade	✓		CHAIR			MEMBER
Mr. Morell	✓	MEMBER		MEMBER		
Mr. Palmore	✓				MEMBER	CHAIR
Ms. Streeter	✓		MEMBER			MEMBER
Mr. Weidemeyer	✓			MEMBER	MEMBER	
Mr. Wessel				MEMBER		
Number of Meetings in 2015		6	5	3	3	4



Board Independence

The Board has determined that eleven of the thirteen director nominees are independent within the meaning of Goodyear's independence standards, which are based on the criteria established by The NASDAQ Stock Market and are included as Annex I to Goodyear's Corporate Governance Guidelines. Mr. Kramer, our Chairman of the Board, Chief Executive Officer and President, is not considered independent. In addition, in light of his relationship with the United Steelworkers (the "USW"), Mr. Wessel is not considered independent. Further, the Board expects that Mr. Wessel will recuse himself from discussions and deliberations regarding Goodyear's relationship with the USW. The Board also determined that the nature and size of the ordinary course commercial relationships between Goodyear and Xerox Corporation did not impair the independence of Mr. Firestone. The relationship was de minimis, constituting approximately one-tenth of one percent (0.1%) of either Goodyear's or Xerox's consolidated gross revenues in the current fiscal year and each of the last three completed fiscal years.

Board Structure and Committee Composition

As of the date of this Proxy Statement, Goodyear's Board has thirteen directors, each elected annually, and the following five committees: (1) Audit, (2) Compensation, (3) Corporate Responsibility and Compliance, (4) Finance, and (5) Governance. The current membership and the function of each of the committees are described below. Each of the committees operates under a written charter adopted by the Board. During 2015, the Board held eight meetings. Each director attended at least 75% of all Board and applicable Committee meetings. Directors are expected to attend annual meetings of Goodyear's shareholders. All of the directors attended the last annual meeting of shareholders. As described on Goodyear's website at http:// investor.goodyear.com/contactBoard.cfm, shareholders may communicate with the Board or any of the directors (including the Lead Director or the non-management directors as a group) by sending correspondence to the Office of the Secretary, The Goodyear Tire & Rubber Company, 200 Innovation Way, Akron, Ohio 44316-0001. All communications will be compiled by the Secretary and submitted to the Board or the individual directors on a periodic basis.

Audit Committee

MEMBERS:

Mr. Firestone

Mr. Geissler

Mr. Hellman (Chairman)

Ms. Koellner

Mr. Morell

MEETINGS IN 2015: 6

The Board has determined that each member of the Audit Committee is independent within the meaning of Goodyear's independence standards and applicable Securities and Exchange Commission rules and regulations, and each of Mr. Hellman and Ms. Koellner is an audit committee financial expert.

KEY RESPONSIBILITIES:

The Audit Committee assists the Board in fulfilling its responsibilities for oversight of the integrity of Goodyear's financial statements, Goodyear's compliance with legal and regulatory requirements related to financial reporting, the independent registered public accounting firm's qualifications and independence, and the performance of Goodyear's internal auditors and independent registered public accounting firm. Among other things, the Audit Committee prepares the Audit Committee report for inclusion in the annual proxy statement; annually reviews the Audit Committee charter and the Committee's performance; appoints, evaluates and determines the compensation of Goodyear's independent registered public accounting firm; reviews and approves the scope of the annual audit plan; reviews and pre-approves all auditing services and permitted non-audit services (and related fees) to be performed by the independent registered public accounting firm; oversees investigations into complaints concerning financial matters; and reviews policies and guidelines with respect to risk assessment and risk management, including Goodyear's major financial risk exposures. The Audit Committee works closely with management as well as Goodyear's independent registered public accounting firm. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding from Goodyear for, outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties.

The report of the Audit Committee is on page 76 of this Proxy Statement.

Compensation Committee

MEMBERS:

Mr. Conaty

Mr. McCollough

Mr. McGlade (Chairman)

Ms. Streeter

MEETINGS IN 2015: 5

The Board has determined that each member of the Compensation Committee is independent within the meaning of Goodyear's independence standards and applicable NASDAQ listing standards.

KEY RESPONSIBILITIES:

The Board of Directors has delegated to the Compensation Committee primary responsibility for establishing and administering Goodyear's compensation programs for officers and other key personnel. The Compensation Committee oversees Goodyear's compensation and benefit plans and policies for directors, officers and other key personnel, administers its incentive compensation plans (including reviewing and approving grants to officers and other key personnel), and reviews and approves annually all compensation decisions relating to officers, including the Chief Executive Officer ("CEO"). The Compensation Committee also prepares a report on executive compensation for inclusion in the annual proxy statement and reviews and discusses the Compensation Discussion and Analysis with management and recommends its inclusion in the annual proxy statement. The report of the Compensation Committee is on page 52 of this Proxy Statement.

In performing its duties, the Compensation Committee meets periodically with the CEO to review compensation policies and specific levels of compensation paid to officers and other key personnel, and reports and makes recommendations to the Board regarding executive compensation policies and programs. The Compensation Committee informs the non-management directors of the Board of its decisions regarding compensation for the CEO and

Compensation Committee (continued)

other significant decisions related to the administration of its duties. The Compensation Committee also will consider the results of shareholder advisory votes on executive compensation matters and the changes, if any, to Goodyear's executive compensation policies, practices and plans that may be warranted as a result of any such vote and reviews an annual risk assessment of Goodyear's executive compensation policies, practices and plans as part of its role in overseeing management's identification and management of, and planning for, compensation-related risks. Under its charter, the Compensation Committee may delegate its authority to one or more of its members as appropriate.

The Compensation Committee has the authority to retain outside advisors, including independent compensation consultants, to assist it in evaluating actual and proposed compensation for officers. The Compensation Committee also has the authority to approve, and receive appropriate funding from Goodyear for, any such outside advisor's fees. Prior to retaining any such advisors, the Compensation Committee considers the independence-related factors identified in applicable securities laws and NASDAQ listing standards. The Compensation Committee has retained Frederic W. Cook & Co., Inc. ("F.W. Cook") as its compensation consultant, and has determined that F.W. Cook is independent. The Compensation Committee solicits advice from F.W. Cook on executive compensation matters relating to the CEO and other officers.

This advice is described in more detail under the heading "Compensation Discussion and Analysis – Role of Compensation Consultant."

Committee on Corporate Responsibility and Compliance

MEMBERS:

Mr. Geissler (Chairman)

Mr. Morell

Mr. Weidemeyer

Mr. Wessel

MEETINGS IN 2015: 3

KEY RESPONSIBILITIES:

The Committee on Corporate Responsibility and Compliance reviews Goodyear's legal compliance programs as well as its business conduct policies and practices and its policies and practices regarding its relationships with shareholders, employees, customers, governmental agencies and the general public. The Committee also monitors Goodyear's objectives, policies and programs with respect to sustainability, workplace health and safety, diversity and product quality. The Committee may also recommend appropriate new policies to the Board of Directors.

Finance Committee

MEMBERS:

Mr. Firestone (Chairman)

Mr. Hellman

Ms. Koellner

Mr. Palmore

Mr. Weidemeyer

MEETINGS IN 2015: 3

KEY RESPONSIBILITIES:

The Finance Committee consults with management and makes recommendations to the Board of Directors regarding Goodyear's capital structure, dividend policy, tax strategies, compliance with terms in financing arrangements, risk management strategies, banking arrangements and lines of credit, and pension plan funding. The Finance Committee also reviews and consults with management regarding policies with respect to interest rate and foreign exchange risk, liquidity management, counterparty risk, derivative usage, credit ratings, and investor relations activities.

Governance Committee

MEMBERS:

Mr. Conaty

Mr. McCollough

Mr. McGlade

Mr. Palmore (Chairman)

Ms. Streeter

MEETINGS IN 2015: 4

The Board has determined that each member of the Governance Committee is independent within the meaning of Goodyear's independence standards.

KEY RESPONSIBILITIES:

The Governance Committee identifies, evaluates and recommends to the Board of Directors candidates for election to the Board. The Committee also develops and recommends appropriate corporate governance guidelines, recommends policies and standards for evaluating the overall effectiveness of the Board of Directors in the governance of Goodyear and undertakes such other activities as may be delegated to it from time to time by the Board of Directors.


Board Leadership Structure

Mr. Kramer serves as our Chairman of the Board, Chief Executive Officer and President and Mr. McCollough was elected by the independent members of the Board to serve as our independent Lead Director. The Board believes that the current Board leadership structure is the most appropriate for the Company and its shareholders at this time.

In order to ensure that the independent and non-management members of the Board maintain proper oversight of management on behalf of our shareholders, the Board has an independent Lead Director who is elected annually by the independent members of the Board. The election of a Lead Director by the independent members of the Board demonstrates the Board's continuing commitment to strong corporate governance, Board independence and the importance of the role of Lead Director.

Currently, the Board believes that having Mr. Kramer serve as Chairman best positions the Company to compete successfully and advance our shareholders' interests. His extensive knowledge of the Company and the tire industry, gained through 16 years of experience in positions of increasing authority including Chief Financial Officer and President, North America, is valuable to the Board in his role as Chairman. Mr. Kramer has provided strong and open leadership of the Board as the Company executes its strategy in a highly competitive industry that continues to be challenged by volatile global economic conditions. The current combination of the Chairman and CEO roles enhances the Company's ability to coordinate the development, articulation and execution of a unified strategy at both the Board and management levels. The Board also believes that having Mr. Kramer serve as Chairman and CEO has facilitated the flow of information to, and discussion among, members of the Board regarding the Company's business.

The Governance Committee believes that Mr. McCollough is highly qualified to serve as our Lead Director and that he provides strong leadership of the independent and non-management directors and diligently fulfills his duties as Lead Director.

LEAD DIRECTOR DUTIES

- Preside at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors;

- Call meetings or executive sessions of the independent directors, and coordinate, develop the agenda for and preside at those meetings or sessions;

- Serve as liaison between the Chairman and the independent directors;

- Approve the schedule of Board meetings to ensure that there is sufficient time for discussion of all agenda items and advise the Chairman on the same;

- Approve all information sent to the Board, including meeting agendas, and advise the Chairman on such matters, and may specifically request the inclusion of information;

- Interview, along with the Chairman of the Governance Committee, all Board candidates and make recommendations to the Governance Committee and the Board;

- Discuss with the Governance Committee and the Chairman the membership of Board committees and the selection of committee chairs;

- Evaluate, together with the Compensation Committee, the Chairman and CEO's performance, and meet with the Chairman and CEO to discuss that evaluation;

- Assist the Governance Committee in connection with the annual Board and committee evaluation process, and address any issues regarding director performance; and

- If requested by major shareholders, ensure that he or she is available for consultation and direct communication in appropriate circumstances.



Additional duties of our independent Lead Director are set forth in Annex II to our Corporate Governance Guidelines.

In addition to the clearly-delineated and comprehensive oversight responsibilities of our Lead Director, the independent directors have ample opportunity to, and regularly do, assess the performance of the CEO and provide meaningful direction to him. The Board has strong, independent oversight of management:

• 85% of the Company's directors are independent;

• All members of the Compensation, Governance and Audit Committees are independent directors;

• Committee Chairs, all of whom are independent, approve agendas for their committee meetings;

• Board and Committee agendas are prepared based on discussions with all directors and recommendations from management, and all directors are encouraged to request agenda items, additional information and/or modifications to schedules as they deem appropriate; and

• The Board holds executive sessions of the independent directors at each Board meeting that are led by the Lead Director.

The Board believes it is important, especially in our changing and challenging environment, to retain the flexibility to determine the most effective Board leadership structure at any particular point in time. As a result, the Board has no policy that requires the combination or separation of the Chairman and CEO roles, and has the responsibility to establish our leadership structure, including in connection with any CEO succession. Some of the factors that the Board has considered, and may consider in the future, in combining or separating the Chairman and CEO roles, include:

• The respective responsibilities of the Lead Director, the Chairman of the Board and the CEO;

• The effectiveness of the current Board leadership structure, including the Board's assessment of the performance of the Chairman and CEO and the Lead Director and whether the Board is maintaining strong, independent oversight of management;

• Shareholder views on our Board leadership structure;

• The Company's operating and financial performance, including the potential impact of particular leadership structures on the Company's performance;

• The ability to attract or retain well-qualified candidates for the positions of CEO, Chairman of the Board and Lead Director;

• Practices at other similarly situated U.S. public companies; and

• Legislative and regulatory developments.

Board's Role in Risk Oversight

Management continually monitors the material risks facing the Company, including competitive, financial (accounting, liquidity and tax), legal, regulatory, operational and strategic risks. The Board as a whole has responsibility for oversight of management's identification and management of, and planning for, those risks. Reviews of certain areas are conducted by relevant Board Committees that report their deliberations to the Board.


The Board and its Committees oversee risks associated with their principal areas of focus, as summarized below. The Board and its Committees exercise their risk oversight function by carefully evaluating the reports they receive from management and by making inquiries of management with respect to areas of particular interest to the Board. Board oversight of risk is enhanced by the fact that the Lead Director and Chairman attend virtually all Committee meetings and that Committee reports are provided to the full Board following each Committee meeting. We believe that our leadership structure also enhances the Board's risk oversight function since our Lead Director regularly discusses the material risks facing the Company with management. The Chairman is also expected to report candidly to his fellow directors on his assessment of the material risks we face, based upon the information he receives as part of his management responsibilities. Both the Lead Director and the Chairman are well-equipped to lead Board discussions on risk issues.

BOARD/COMMITTEE AREAS OF RISK OVERSIGHT

Full Board	• Strategic, financial and execution risk associated with the annual operating plan and strategic plan (including allocation of capital investments); • Major litigation and regulatory matters; • Acquisitions and divestitures; and • Management succession planning.
Audit Committee	• Risks associated with financial matters, particularly financial reporting, accounting, and disclosure and internal controls, and information technology and cybersecurity.
Compensation Committee	• Risks associated with the establishment and administration of executive compensation, incentive compensation programs, and performance management of officers.
Governance Committee	• Risks associated with Board effectiveness and organization, corporate governance matters, and director succession planning.
Finance Committee	• Risks associated with liquidity, pension plans (including investment performance, asset allocation and funded status), taxes, currency and interest rate exposures, and insurance strategies.
Committee on Corporate Responsibility and Compliance	• Risks associated with health, safety and the environment, sustainability, and the Company's legal and ethical compliance program.



Corporate Responsibility

At Goodyear, corporate responsibility is an integral part of our business strategy. We maintain an industry-leading corporate responsibility program that strives for constant improvement, to the benefit of our shareholders, our associates, our customers, our suppliers, our communities and our environment.

The key focus areas of our corporate responsibility program include our people, our health, safety and wellness programs, our environmental stewardship, including our sustainability and product stewardship efforts, our innovations, and our community engagement programs. The Board's Committee on Corporate Responsibility and Compliance oversees our corporate responsibility objectives and regularly monitors our progress towards achieving them. We are also active in discussing these objectives with our shareholders and soliciting their feedback on any areas of improvement.

Our Corporate Responsibility Report is published in the second quarter of each year. The chart below describes several of the key aspects of our corporate responsibility program. For more information on Goodyear's commitment to corporate responsibility, please visit **www.goodyear.com/responsibility.** Please note, however, that information contained on the website is not incorporated by reference in this Proxy Statement or considered to be a part of this document.

 ## Our People

From encouraging wellness and safety both on and off the job to supporting a team-based culture of continuous learning, Goodyear's policy is to act with honesty, integrity and respect.

We employ about **66,000** associates around the world

We have reduced our total injury rate by **39%** through 2014, compared to 2009

43% of our leadership level associates were non-U.S.-based in 2014

 ## Our Environment

Sharing the planet with customers, employees, shareholders, communities and suppliers is the impetus behind key sustainability objectives at Goodyear. Our sustainable activities mirror this commitment.

Zero waste to landfill from our manufacturing facilities

We have reduced our greenhouse gas emissions rates and energy and water use rates by **11% to 13%** through 2014, compared to 2010

Our global headquarters is **Gold LEED** certified

 ## Our Innovative Products

Meeting customers' needs for highest-quality products. Leading in targeted segments as well as innovation. Being competitively advantaged. These are Goodyear's strategic principles for creating sustainable economic value that will result in an even stronger company.

We own approximately **5,500** patents worldwide

We launched **27** new consumer and commercial truck tires in 2015

 ## Our Communities

With a focus on STEM (science, technology, engineering, mathematics) education, road safety and associate volunteerism, Goodyear's long history of corporate philanthropy, outreach and sponsorship continues to reflect our corporate values. We support our local communities and address basic needs.

Our **Highway Hero** program recognizes truck drivers who have saved lives on the road

Our iconic **Goodyear Blimp** supports the fundraising efforts of local charities



Consideration of Director Nominees

The policy of the Governance Committee is to consider properly submitted shareholder nominations of candidates for membership on the Board as described below under "Identifying and Evaluating Nominees for Director." In evaluating such nominations, the Governance Committee seeks to address the criteria described below under "Director Selection Guidelines."

Any shareholder desiring to submit a proposed candidate for consideration by the Governance Committee should send the name of such proposed candidate, together with biographical data and background information concerning the candidate, to the Office of the Secretary, The Goodyear Tire & Rubber Company, 200 Innovation Way, Akron, Ohio 44316-0001.

Director Selection Guidelines

The Board of Directors has approved guidelines for selecting directors as part of our Corporate Governance Guidelines. Criteria considered in the selection of directors include:

• Personal qualities and characteristics, including the highest personal and professional integrity, sound judgment, and reputation in the business community or a record of public service;

• Substantial business experience or professional expertise and a record of accomplishments;

• Experience and stature necessary to be highly effective, working with other members of the Board, in serving the long-term interests of shareholders;

• Ability and willingness to devote sufficient time to the affairs of the Board and the Company and to carry out their duties effectively;

• The needs of the Company at the time of nomination to the Board and the fit of a particular individual's skills and personality with those of the other directors in building a Board that is effective and responsive to the needs of the Company;

• Diverse business experience, substantive expertise, skills and background, as well as diversity in personal characteristics, such as age, gender and ethnicity; and

• Ability to satisfy Goodyear's and The NASDAQ Stock Market's independence standards.

Identifying and Evaluating Nominees for Director

The Governance Committee is responsible for identifying, screening and recommending persons for nomination to the Board. The Governance Committee considers candidates for Board membership suggested by its members and other Board members, as well as management and shareholders. On occasion, the Committee may also retain third-party executive search firms to identify candidates. In addition, under our prior master labor agreement with the USW, the USW had the right to nominate a candidate for consideration for membership on the Board. Mr. Wessel, who became a director in December 2005, was identified and recommended by the USW.

Once a prospective nominee has been identified, the Committee makes an initial determination on whether to conduct a full evaluation of the candidate. This initial determination is based on whatever information is provided to the Committee with the


recommendation of the prospective candidate, as well as the Committee's own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members and the likelihood that the prospective nominee can satisfy the director selection guidelines described above. If the Committee determines, in consultation with the Chairman of the Board, the Lead Director and other Board members as appropriate, that additional consideration is warranted, it may request a third-party search firm to gather additional information about the prospective nominee's background and experience and to report its findings to the Committee. The Committee then evaluates the prospective nominee against the standards and qualifications set out in Goodyear's director selection guidelines. The Committee also considers such other relevant factors as it deems appropriate, including the balance of management and independent directors and the evaluations of other prospective nominees. As described above under "Director Selection Guidelines," diversity is among the many factors that the Committee considers in evaluating prospective nominees. We consider the members of our Board to have a diverse set of business and personal experiences, backgrounds and expertise, and to be diverse in terms of age, gender and ethnicity.

In connection with this evaluation, the Committee determines whether to interview the prospective nominee, and if warranted, the Lead Director, the Chairman of the Committee, one or more other members of the Committee, and others as appropriate, interview prospective nominees in person or by telephone. After completing this evaluation and interview, the Committee makes a recommendation to the full Board as to the persons who should be elected to the Board, and the Board makes its decision after considering the recommendation and report of the Committee.



PROPOSAL 1 – ELECTION OF DIRECTORS

The Board of Directors has selected the following thirteen nominees recommended by the Governance Committee for election to the Board of Directors. The directors will hold office from their election until the next Annual Meeting of Shareholders, or until their successors are elected and qualified. If any of these nominees for director becomes unavailable, the persons named in the proxy intend to vote for an alternate designated by the current Board of Directors.

William J. Conaty



Director Since:
August 1, 2011

Committees:
Compensation
Governance

Age: 70

CURRENT PRINCIPAL OCCUPATION:

President of Conaty Consulting LLC and Advisory Partner of Clayton, Dubilier & Rice, LLC

DESCRIPTION OF BUSINESS EXPERIENCE:

Mr. Conaty served as Senior Vice President of Corporate Human Resources for General Electric Company from 1993 to 2007. He joined General Electric in 1967 and in his 40-year career, moved through a progression of leadership roles in the company's transportation, aerospace and aircraft engines businesses. Following his retirement from General Electric, he formed Conaty Consulting LLC and joined Clayton, Dubilier & Rice as an advisory partner. He is Chairman of the Board of Trustees of Bryant University and a trustee of Dartmouth-Hitchcock Hospital.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2011:
None

Mr. Conaty has extensive human resources, executive compensation and executive management experience from his long and successful tenure at General Electric. His skills in coaching and developing leaders and teams are an asset to both the Board of Directors and Goodyear, particularly with respect to talent development, succession planning, labor relations and executive compensation matters.

James A. Firestone



Director Since:
December 3, 2007

Committees:
Audit
Finance (Chairman)

Age: 61

CURRENT PRINCIPAL OCCUPATION:

Executive Vice President and President, Corporate Strategy and Asia Operations of Xerox Corporation

DESCRIPTION OF BUSINESS EXPERIENCE:

Mr. Firestone is an Executive Vice President of Xerox Corporation and has been President, Corporate Strategy and Asia Operations since January 1, 2014. Mr. Firestone was President, Corporate Operations from October 2008 to December 2013 and President of Xerox North America from October 2004 to September 2008. He has also served as head of Xerox's channels group. Before joining Xerox in 1998, Mr. Firestone worked for IBM Corporation as general manager of the Consumer Division and for Ameritech Corporation as president of Consumer Services. He began his business career in 1978 with American Express, where during his 15-year tenure he ultimately rose to President, Travelers Cheques.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2011:

The Nomura Partners Fund (2005 – 2014)

Mr. Firestone has extensive executive management experience in positions of increasing responsibility, including most recently as a senior executive officer of Xerox Corporation, which is of similar size and global complexity as Goodyear. He also has over 20 years of profit and loss management responsibility, as well as significant international business experience. These experiences provide him with unique and valuable insights as a director of Goodyear, particularly with respect to operations and finance matters.

Werner Geissler



Director Since:
February 21, 2011

Committees:
Audit
Corporate Responsibility and Compliance (Chairman)

Age: 62

CURRENT PRINCIPAL OCCUPATION:

Retired. Formerly Vice Chairman, Global Operations of The Procter & Gamble Company
Operating Partner of Advent International

DESCRIPTION OF BUSINESS EXPERIENCE:

Mr. Geissler was Vice Chairman, Global Operations of The Procter & Gamble Company from August 2007 until his retirement on December 31, 2014, and was Group President, Central & Eastern Europe, Middle East and Africa from July 2004 to July 2007. He joined Procter & Gamble in 1979 and held positions of increasing responsibility in various brand and general management and operations roles in Europe, the Middle East, Central Asia, Japan, Africa and the United States. He is also a member of the Supervisory Board and Chairman of the Audit Committee of the International Management Development Institute in Lausanne, Switzerland, a leading global institution for senior management education.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2011:

Philip Morris International Inc.
(January 1, 2015 – present)

Mr. Geissler, a native of Germany, has deep executive management experience, including as a senior executive officer of Procter & Gamble, where he oversaw Procter & Gamble's extensive worldwide business operations. He has significant international business experience and profit and loss management responsibility. These experiences provide him with valuable insights as a director of Goodyear, particularly with respect to consumer marketing, and international, operations and finance matters.

Peter S. Hellman



Director Since:
October 5, 2010

Committees:
Audit (Chairman)
Finance

Age: 66

CURRENT PRINCIPAL OCCUPATION:

Retired. Formerly President and Chief Financial and Administrative Officer of Nordson Corporation

DESCRIPTION OF BUSINESS EXPERIENCE:

Mr. Hellman retired from Nordson Corporation, a designer, manufacturer and marketer of industrial equipment, in 2008 after a career of over 20 years with large, multinational companies in both financial and operating executive positions. Mr. Hellman was President and Chief Financial and Administrative Officer of Nordson Corporation from 2004 to January 2008 and Executive Vice President and Chief Financial and Administrative Officer from 2000 to 2004. Prior to joining Nordson in 2000, Mr. Hellman was with TRW Inc. for 10 years and held various positions, including President and Chief Operating Officer and Chief Financial Officer. Mr. Hellman also serves on the boards of several nonprofit organizations.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2011:

Baxter International Inc. (2005 – present)
Owens-Illinois, Inc. (2007 – present)
Qwest Communications International Inc. (2000 – 2011)

Mr. Hellman has significant financial reporting expertise due to his service as a Chief Financial Officer at both Nordson and TRW, providing him with the necessary skills to be Chairman of our Audit Committee, where he also qualifies as an "audit committee financial expert." He also has extensive operational experience at both companies. In addition, Mr. Hellman has served on public company boards for over 20 years. Through his board and management experience, Mr. Hellman also has significant experience with corporate governance practices and legal and regulatory compliance issues. Mr. Hellman's financial and operating experience, business leadership skills and board experience enable him to provide valuable contributions as a Goodyear director.

Laurette T. Koellner



Director Since:
February 23, 2015

Committees:
Audit
Finance

Age: 61

CURRENT PRINCIPAL OCCUPATION:

Retired. Formerly President of Boeing International and Executive Chairman of International Lease Finance Corporation

DESCRIPTION OF BUSINESS EXPERIENCE:

Ms. Koellner most recently served as Executive Chairman of International Lease Finance Corporation, an aircraft leasing subsidiary of American International Group, Inc., from June 2012 until its sale in May 2014. From 1978 until 2007, Ms. Koellner held positions of increasing responsibility at McDonnell Douglas Corporation and The Boeing Company, an aerospace company, including as President of Boeing International, where she oversaw Boeing's international operations, and President of Connexion by Boeing, which provided satellite-based connectivity services to aircraft and maritime vessels. While at Boeing, Ms. Koellner also served as Vice President and General Auditor, Vice President and Corporate Controller, and Chief Human Resources Officer.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2011:

Celestica Inc. (2009 – present)
Nucor Corporation (September 2, 2015 – present)
Papa John's International, Inc. (2014 – present)
The Hillshire Brands Company (formerly Sara Lee Corporation) (2003 – 2014)
American International Group, Inc. (2009 – 2012)

Ms. Koellner has significant senior executive management experience, including extensive international business experience. She qualifies as an "audit committee financial expert" due to her financial leadership roles at Boeing. Her service on several public company boards of directors also provide us with important insights on business practices in a variety of industries.

Richard J. Kramer



Director Since:
February 22, 2010

Committees:
None

Age: 52

CURRENT PRINCIPAL OCCUPATION:

Chairman of the Board, Chief Executive Officer and President of Goodyear

DESCRIPTION OF BUSINESS EXPERIENCE:

Mr. Kramer joined Goodyear in March 2000 as Vice President – Corporate Finance, serving in that capacity as Goodyear's principal accounting officer until August 2002, when he was elected Vice President, Finance – North American Tire. In August 2003, he was named Senior Vice President, Strategic Planning and Restructuring, and in June 2004 was elected Executive Vice President and Chief Financial Officer. Mr. Kramer was elected President, North American Tire in March 2007 and continued to serve as Chief Financial Officer until August 2007. In June 2009, Mr. Kramer was elected Chief Operating Officer and continued to serve as President, North American Tire until February 2010. He was elected Chief Executive Officer and President effective April 13, 2010 and Chairman effective October 1, 2010. Prior to joining Goodyear, Mr. Kramer was with PricewaterhouseCoopers LLP for 13 years, including two years as a partner.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2011:

The Sherwin-Williams Company (2012 – present)

Mr. Kramer has been an executive officer of Goodyear for 16 years. Mr. Kramer has held several key positions at Goodyear and has had a critical role in creating our strategy and strengthening our leadership teams as Chief Executive Officer and previously as Chief Financial Officer and as President, North American Tire. Mr. Kramer's deep knowledge of Goodyear, global markets, manufacturing, finance and accounting provides our Board with valuable perspectives that are necessary to advance Goodyear's business and the interests of our shareholders.

W. Alan McCollough



Director Since:
April 10, 2007

Lead Director

Committees:
Compensation
Governance

Age: 66

CURRENT PRINCIPAL OCCUPATION:

Retired. Formerly Chairman and Chief Executive Officer of Circuit City Stores, Inc.

DESCRIPTION OF BUSINESS EXPERIENCE:

Mr. McCollough joined Circuit City Stores, Inc., a consumer electronics retailer, in 1987 as general manager of corporate operations, and was named assistant vice president in 1989, president of central operations in 1991, and senior vice president of merchandising in 1994. He served as President and Chief Operating Officer from 1997 to 2000 and as President and Chief Executive Officer from 2000 to 2002. Mr. McCollough was elected Chairman, President and Chief Executive Officer of Circuit City in 2002 and served in those capacities until 2005. He remained Chief Executive Officer until February 2006 and Chairman until his retirement in June 2006.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2011:

La-Z-Boy Inc. (2007 – present)
VF Corporation (2000 – present)

Mr. McCollough has extensive senior executive management experience, particularly in operations and consumer merchandising and marketing. His experience as Chairman and Chief Executive Officer of Circuit City provides him with the necessary skills to be Lead Director. Mr. McCollough's past service as Chairman of Circuit City, as well as his current service on other public company boards of directors, provides us with important perspectives on corporate governance and executive compensation matters.

John E. McGlade



Director Since:
December 5, 2012

Committees:
Compensation (Chairman)
Governance

Age: 62

CURRENT PRINCIPAL OCCUPATION:

Retired. Formerly Chairman, President and
Chief Executive Officer of
Air Products and Chemicals, Inc.

DESCRIPTION OF BUSINESS EXPERIENCE:

Mr. McGlade was Chairman, President and Chief
Executive Officer of Air Products and Chemicals, Inc., a
global provider of atmospheric, process and specialty
gases, from March 2008 until his retirement on July 1,
2014. He joined Air Products in 1976 and held various
positions of increasing responsibility, including as Group
Vice President, Chemicals Group, and President and Chief
Operating Officer.

**OTHER PUBLIC COMPANY DIRECTORSHIPS
HELD SINCE JANUARY 1, 2011:**

Bunge Limited (2014 – present)
Air Products and Chemicals, Inc. (2007 – 2014)

Mr. McGlade has strong leadership skills and extensive
management, international and operating experience,
including as Chief Executive Officer of Air Products. He has
also had responsibility for the environment, health, safety
and quality function during his career at Air Products.
These experiences provide him with unique and valuable
insights as a director of Goodyear, particularly with respect
to operations matters.

Michael J. Morell



Director Since:
January 7, 2014

Committees:
Audit
Corporate Responsibility
and Compliance

Age: 57

CURRENT PRINCIPAL OCCUPATION:

Chief Executive Officer and President, Morell Consulting.
Formerly Deputy Director of the Central Intelligence
Agency

DESCRIPTION OF BUSINESS EXPERIENCE:

Mr. Morell retired from the Central Intelligence Agency in
2013 following a 33-year career, including serving as
Deputy Director from May 2010 to August 2013 and as
Director for Intelligence from May 2008 to April 2010. He
also served as Acting Director on two occasions.
Mr. Morell has received numerous intelligence and
defense awards for his service to the United States.

**OTHER PUBLIC COMPANY DIRECTORSHIPS
HELD SINCE JANUARY 1, 2011:**

None

Mr. Morell has extensive leadership and management
experience through his positions with the Central
Intelligence Agency, a large and complex global
government agency. He also possesses extensive
knowledge of national security issues, such as
cybersecurity, terrorism and political and economic
instability, which directly impact global businesses. These
experiences, combined with his strong critical thinking and
problem solving skills, make Mr. Morell a valuable
contributor to the Board of Directors.

Roderick A. Palmore



Director Since:
August 7, 2012

Committees:
Finance
Governance (Chairman)

Age: 64

CURRENT PRINCIPAL OCCUPATION:

Senior Counsel at Dentons US LLP
Formerly Executive Vice President, General Counsel, Chief Compliance and Risk Management Officer, and Secretary of General Mills, Inc.

DESCRIPTION OF BUSINESS EXPERIENCE:

Mr. Palmore joined General Mills, a global manufacturer and marketer of food products, as Executive Vice President, General Counsel, Chief Compliance and Risk Management Officer, and Secretary in February 2008 and served in that capacity until his retirement on February 16, 2015. Following his retirement from General Mills, he joined Dentons, an international law firm, as senior counsel. From 1996 to 2008, he worked for Sara Lee Corporation in a variety of legal leadership roles, ultimately becoming Executive Vice President, General Counsel and Secretary. Prior to 1996, he worked at the U.S. Department of Justice and in private practice.

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2011:

CBOE Holdings, Inc. (2000 – present)
Express Scripts Holding Co. (2014 – present)

In his role at General Mills, he was responsible for the company's worldwide legal activities, corporate ethics, compliance, and corporate security. Through his experience as general counsel of consumer product public companies, in private practice and as an Assistant U.S. Attorney, Mr. Palmore has extensive experience in corporate governance and the legal issues facing Goodyear. In addition, his experience provides him with strong risk management skills. This broad business knowledge and public board experience, as well as his strong leadership skills, are valuable assets to the Board of Directors.

Stephanie A. Streeter



Director Since:
October 7, 2008

Committees:
Compensation
Governance

Age: 58

CURRENT PRINCIPAL OCCUPATION:

Formerly Chief Executive Officer of Libbey Inc.

DESCRIPTION OF BUSINESS EXPERIENCE:

Ms. Streeter was Chief Executive Officer of Libbey Inc., a producer of glass tableware products, from August 2011 until January 11, 2016. Previously, Ms. Streeter was with Banta Corporation, a provider of printing and supply chain management services, serving as President and Chief Operating Officer beginning in January 2001, and was elected Chief Executive Officer in 2002 and Chairman in 2004. She served as Chairman, President and Chief Executive Officer of Banta until its acquisition by R.R. Donnelley & Sons in 2007. Ms. Streeter also spent 14 years with Avery Dennison Corporation in a variety of product and business management positions, including as Group Vice President of Worldwide Office Products from 1996 to 2000. Ms. Streeter was a member of the board of directors of the United States Olympic Committee from

OTHER PUBLIC COMPANY DIRECTORSHIPS HELD SINCE JANUARY 1, 2011:

Kohl's Corporation (2007 – present)
Libbey Inc. (2011 – January 11, 2016)

2004 to 2009, where she also served as Acting Chief Executive Officer from March 2009 to March 2010. She also serves on the board of Catalyst, a nonprofit organization.

Ms. Streeter has extensive senior executive management experience. Her experiences as Chief Executive Officer of Libbey, as Chairman, President and Chief Executive Officer of Banta and at Avery Dennison provide Ms. Streeter with an understanding of the operations and performance of public companies. Ms. Streeter's service on several public company and nonprofit boards of directors also provide us with important insights on practices across a variety of industries.

Thomas H. Weidemeyer



Director Since:
December 9, 2004

Committees:
Corporate Responsibility
and Compliance
Finance

Age: 68

CURRENT PRINCIPAL OCCUPATION:
Retired. Formerly Senior Vice President and
Chief Operating Officer of United Parcel Service, Inc.

DESCRIPTION OF BUSINESS EXPERIENCE:
Mr. Weidemeyer served as Senior Vice President and
Chief Operating Officer of United Parcel Service, Inc., a
transportation and logistics company, from January 2001,
and as President and Chief Operating Officer of UPS
Airlines from July 1994, until his retirement in February
2004. Mr. Weidemeyer became Manager of the Americas
International Operation of UPS in 1989, and in that
capacity directed the development of the UPS delivery
network throughout Central and South America. In 1990,
he became Vice President and Airline Manager of UPS
Airlines and in 1994 was elected its President and Chief
Operating Officer. Mr. Weidemeyer was a director of
United Parcel Service from 1998 to 2003.

**OTHER PUBLIC COMPANY DIRECTORSHIPS
HELD SINCE JANUARY 1, 2011:**
NRG Energy, Inc. (2003 – present)
Waste Management, Inc. (2005 – present)

Mr. Weidemeyer has over 40 years of management and
executive leadership experience. His logistics, finance and
international management experience provides us with
valuable insights on our supply chain and financial
management practices, as well as our overall business.
His service on other boards of directors also provides us
with perspectives on issues facing companies in different
industries.

Michael R. Wessel



Director Since:
December 6, 2005

Committees:
Corporate Responsibility
and Compliance

Age: 56

CURRENT PRINCIPAL OCCUPATION:
President of The Wessel Group Incorporated

DESCRIPTION OF BUSINESS EXPERIENCE:
Mr. Wessel has served as President of The Wessel Group
Incorporated, a government and political affairs consulting
firm, since May 2006. Prior to founding The Wessel
Group, he served as Senior Vice President of the Downey
McGrath Group, a government affairs consulting firm, from
March 1999 to December 2005 and as Executive Vice
President from January 2006 to April 2006.

Mr. Wessel is an attorney with over 30 years of experience
as an economic and international trade policy advisor in
Washington, D.C. Mr. Wessel has acted as an advisor to
Congressman Richard Gephardt, both in the U.S. House
of Representatives and to his presidential campaigns in
1987-88 and 2003-04, to the Clinton/Gore Transition

**OTHER PUBLIC COMPANY DIRECTORSHIPS
HELD SINCE JANUARY 1, 2011:**
None

Office in 1992 and 1993, and to Senator John Kerry's
presidential campaign in 2004. Mr. Wessel also serves
as a Commissioner on the U.S.-China Economic and
Security Review Commission, a position he has held
since April 2001.

Mr. Wessel's extensive experience with public policy
matters and his government service, including as an
advisor to former Majority Leader Gephardt and as an
appointee on government commissions, provides us with
valuable perspectives on public policy matters impacting
trade, international economic affairs and other matters of
importance to Goodyear.

☑ **Your Board of Directors unanimously recommends that shareholders vote FOR each of the nominees for director named in this Proxy Statement (Proposal 1).**



PROPOSAL 2 – ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

We are seeking your vote to approve, on an advisory (or non-binding) basis, the compensation of our named executive officers as disclosed in this Proxy Statement.

Our Compensation Discussion and Analysis ("CD&A"), which starts on page 25, describes our executive compensation program. We encourage you to read the CD&A before casting your vote.

The advisory resolution below, commonly known as a "say-on-pay" proposal, gives you the opportunity to express your views on our executive compensation program for our named executive officers. The "say-on-pay" proposal is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the executive compensation policies, practices and plans described in this Proxy Statement.

The resolution is required by Section 14A of the Securities Exchange Act of 1934. The resolution is not intended to indicate your approval of the matters disclosed under the heading "Risks Related to Compensation Policies and Practices" or future "golden parachute" payments. We will seek shareholder approval of any "golden parachute" payments at the time of any transaction triggering such payments to the extent required by applicable law.

We ask you to vote "FOR" the following resolution which will be presented by the Board of Directors at the Annual Meeting:

"RESOLVED, that the shareholders of The Goodyear Tire & Rubber Company approve, on an advisory basis, the compensation of the named executive officers as disclosed in the Company's Proxy Statement for the 2016 Annual Meeting of Shareholders."

Although this proposal is an advisory vote that will not be binding on the Compensation Committee or the Board of Directors, the Compensation Committee will consider the results of this shareholder advisory vote and the changes, if any, to our executive compensation policies, practices and plans that may be warranted as a result of this vote. The Board of Directors has determined, consistent with the shareholders' vote on the matter in 2011, to hold an advisory vote regarding the compensation of our named executive officers every year until the next vote on the frequency of such advisory votes, which is currently expected to occur at the 2017 Annual Meeting of Shareholders.

☑ **Your Board of Directors unanimously recommends that shareholders vote FOR the advisory resolution to approve the compensation of our named executive officers (Proposal 2).**

COMPENSATION DISCUSSION AND ANALYSIS TABLE OF CONTENTS

Introduction

This Compensation Discussion and Analysis describes the Company's executive compensation philosophy and programs, focusing in particular on the Compensation Committee's decisions about named executive officers ("NEOs") in 2015.

OUR NEOS FOR 2015 ARE:

Richard J. Kramer	Chairman, Chief Executive Officer and President
Laura K. Thompson	Executive Vice President and Chief Financial Officer
John T. Lucas	Senior Vice President, Global Human Resources
Stephen R. McClellan	President, North America
Gregory L. Smith	Senior Vice President, Global Operations

Table of Contents

USE OF NON-GAAP FINANCIAL MEASURES

For additional information regarding segment operating income and free cash flow from operations, both non-GAAP financial measures, including reconciliations to the most directly comparable GAAP financial measures, see Exhibit A to this Proxy Statement.



COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

RECORD SEGMENT OPERATING INCOME IN 2015

We delivered record segment operating income of $2.0 billion in 2015 – the third consecutive year of record results. We achieved these results despite experiencing continued volatile global industry conditions in 2015, including economic weakness in Europe, recessionary economic conditions and political volatility in Latin America, and slowing growth in Asia. In addition, we were impacted by the continued strengthening of the U.S. dollar against most foreign currencies. We also produced record segment operating income of $1.1 billion in North America and $319 million in Asia Pacific in 2015.

PERFORMANCE HIGHLIGHTS

The following summarizes key elements of the company's performance in 2015.

SEGMENT OPERATING INCOME (in millions)



TOTAL SHAREHOLDER RETURN



EBIT*	NET INCOME*	FREE CASH FLOW FROM OPERATIONS*	TOTAL SHAREHOLDER RETURN*	SHAREHOLDER RETURN PROGRAM
$1,853 MILLION	**$891** MILLION	**$966** MILLION	**94th** percentile of S&P 500	**$248** MILLION

*As defined for purposes of our compensation plans in 2015



KEY ACCOMPLISHMENTS IN 2015

Record Segment Operating Income Performance	• For the third year in a row, we delivered record segment operating income. Our 2015 segment operating income was $2.0 billion.
	• Operating income was also at record levels in North America – an improvement of $1.4 billion since 2009 – and in Asia Pacific.
Strong Cash Flow	• We generated cash flows from operating activities of $1.7 billion in 2015.
Shareholder Return Program	• We returned $248 million to our shareholders, comprised of $68 million of dividends and $180 million of share repurchases.

2015 SHAREHOLDER ENGAGEMENT

We believe that it is important for us to communicate regularly with shareholders regarding areas of interest or concern. Over the last several years, in addition to our day-to-day interactions regarding our financial performance, we have enhanced our shareholder engagement program to include an annual outreach that is focused on executive compensation, corporate governance and other topics suggested by our shareholders. This annual outreach helps to ensure that our shareholders are heard and able to communicate directly with us on these important matters. As part of our 2015 annual outreach, we requested the opportunity to meet many of our top shareholders and we ultimately engaged with shareholders representing approximately 42% of our outstanding Common Stock as of June 30, 2015.

Our outreach meetings gave us the chance to highlight the strong operating performance delivered by the Company over the past several years and to make clear our commitment to sound executive compensation practices, a thorough process for setting challenging targets and the alignment of pay and performance. We also took the opportunity to discuss our ongoing commitment to strong corporate governance and corporate responsibility. We received positive feedback on our operating and stock price performance, the improvements we made to our disclosure in the 2015 Proxy Statement, and our executive compensation program, specifically the introduction of new metrics in our 2014 annual and long-term incentive plans and our proportion of performance-based pay. This feedback was consistent with the success of last year's say on pay proposal, which was approved by 90% of our voting shareholders at our 2015 annual meeting. We also received positive feedback regarding our corporate governance profile, including some of the recent changes we made such as enhancing the role of our lead director and eliminating supermajority voting provisions in our organizational documents.

All of the shareholder feedback that we received was reported to the Compensation Committee and the Board of Directors for its consideration.

ALIGNMENT OF PAY AND PERFORMANCE

Goodyear's executive compensation is strongly aligned to company performance and measurable financial metrics, and target CEO pay is near the median of general industry survey data and our peer group.

Over 90% of our CEO's pay opportunity is performance based and over 75% is tied to stock price

2015 CEO'S PRIMARY COMPENSATION



9% Salary

13% Annual Cash Incentive

23% Stock Options

55% Long Term Performance-Based Awards

91% PERFORMANCE-BASED PAY

2015 OTHER NEOS' PRIMARY COMPENSATION



21% Salary

19% Annual Cash Incentive

18% Stock Options

42% Long Term Performance-Based Awards

79% PERFORMANCE-BASED PAY

Our CEO's realized pay shows strong alignment to our stock price



(in millions except stock price)

1   As reported in the Summary Compensation Table beginning at page 53 of this Proxy Statement.

2   Realized pay includes base salary, annual incentive earned, long term incentive to be paid out and pre-tax compensation earned upon the exercise of stock options and vesting of stock awards regardless of when they were granted. For more information on our calculation of realized pay, see "Summary of Realized Pay Earned by Our Chief Executive Officer for 2013, 2014 and 2015" beginning at page 55 of this Proxy Statement.

As a result of our operating performance, payouts under our annual incentive plan ranged from 192% to 197% of target for our named executive officers. In addition, the performance targets for the 2015 performance periods under our 2013-2015, 2014-2016 and 2015-2017 long-term awards were exceeded and payouts ranging from 181% to 200% of target were approved for the applicable periods, subject to continued service and a relative total shareholder return modifier (which we refer to as the "TSR modifier" and which is described in more detail on page 43). Our stock out-performed 94% of the companies in the S&P 500 during the three-year period ending December 31, 2015, resulting in a TSR modifier of 1.2 times.

ELEMENTS OF EXECUTIVE COMPENSATION

Compensation for NEOs is comprised of a mix of variable and fixed compensation that is strongly linked to company performance and targeted to the median of general industry survey data and our peer group.

For 2015, the mix of performance metrics was as follows:

	Incentive Program	Financial Metrics	Weighting
ANNUAL INCENTIVES	**Annual Performance Plan**	EBIT	**40%**
		Free Cash Flow from Operations	**40%**
		Operating Drivers	**20%**
LONG-TERM AWARDS	**Performance-Based Awards** *(Paid out in Equity and Cash)*	Net Income	**50%**
		Cash Flow Return on Capital	**50%**
	Stock Options		

Relative TSR Modifier **+/– 20%**


We believe that our compensation program is consistent with our performance-based compensation philosophy and serves the long-term interests of our shareholders. We will continue to seek feedback from our investors and consider ongoing enhancements to the program.

COMPENSATION BEST PRACTICES

The Compensation Committee has adopted a number of best practices that are consistent with our performance-based compensation philosophy and serve the long-term interests of our shareholders:

Strong Link to TSR	Relative TSR modifier on all long-term performance-based awards
Dividend Policy	No dividends or dividend equivalents on unearned performance-based equity awards
No Repricing	No repricing of options without shareholder approval
No Additional Service Credit in Pension	No pension credit for newly hired executives to make up for service at prior employers.
Double-Trigger Change-in-Control	Double-trigger change-in-control provisions in our change-in-control plan and our equity compensation plans, and no walk-away rights
No Gross-Ups	No tax gross-ups in our change-in-control plan or for perquisites
Strong Stockholding and Retention Policies	Robust stockholding guidelines for officers and directors, including stock retention provisions following the exercise of stock options or the vesting of other stock-based awards
No Hedging or Pledging	Hedging and pledging of our Common Stock by officers, directors and employees is prohibited
Clawback Policy	Robust clawback policy in place
Independent Committee	Compensation Committee consists only of independent Board members
Leading Independent Consultant	Engaged a leading independent compensation consultant to assist the Compensation Committee and Board in determining executive compensation and evaluating program design


Compensation Philosophy

The following core principles form the foundation of the compensation program for our executives, including the named executive officers:

FIRST, compensation programs should motivate our executives to take actions that are aligned with our short- and long-term strategic objectives, and appropriately balance risk versus potential reward.

SECOND, as executives move to a greater level of responsibility, the percentage of their pay based on performance should increase to ensure the highest level of accountability to shareholders.

THIRD, performance pay should offer an opportunity for above average compensation when our performance exceeds our goals balanced by the risk of below average compensation when it does not.

FOURTH, the percentage of total compensation paid in the form of equity should also increase as executives have increasing responsibility for corporate performance, thereby more closely aligning their interests with those of our shareholders.

Components of Executive Compensation

We provide executive compensation and benefits that are market-competitive in which a large portion of the total opportunity is variable and tied to our performance and changes in shareholder value over a multi-year period. The key components of compensation provided to our executive officers and how each supports our compensation objectives are presented in the following table:

	Description	Objectives
Annual Compensation		
Base Salary	Annual cash compensation	• Provide an appropriate level of fixed compensation necessary to attract and retain employees • Recognize and reward skills, competencies, experience, leadership and individual contribution
Annual Incentive Plans	Annual cash incentive based on corporate performance (corporate and/or operating unit performance measures) and individual performance	Link annual cash compensation to attainment of key short-term performance goals: • Across total company and operating units as measured primarily by achievement of annual operating goals • By the individual as measured by achievement of specific strategic goals and demonstrated leadership traits


	Description	Objectives
Long-Term Incentive Compensation		
Stock Options	Provides opportunity to purchase stock at the grant date fair market value over a ten-year period. Results in value only if stock price increases	• Link realized compensation over long-term to appreciation in stock price • Facilitate retention • Build executive stock ownership • Align interests of management with those of shareholders
Performance-Based Awards	Long-term incentive program with award payouts tied to achievement of corporate goals over a three-year period, with performance targets for each year of the three-year period established on the grant date, subject to a relative total shareholder return modifier over that three-year period Payable in shares of Common Stock and cash	• Link multi-year compensation to performance against key operational goals over a three-year period, as well as changes in share price on both an absolute and relative basis • Facilitate retention • Build executive stock ownership • Align interests of management with those of shareholders
Retirement Programs		
Qualified Retirement Plans	Post-retirement benefits	• Necessary to attract and retain employees
Supplementary Pension Plan and Excess Benefit Plans	Additional retirement benefits	• Facilitate attraction and retention of executive officers • Provide for retirement replacement income, thereby facilitating an orderly succession of talent
Other Executive Benefits		
Perquisites	Home security systems Tire program Financial planning and tax preparation services Annual physical exams Limited use of company aircraft	• Assure protection of officers • Enable officers to focus on Company business with minimal disruption
Other Benefits	Medical, welfare and other benefits	• Necessary to attract and retain employees


Compensation Decision-Making

The Compensation Committee undertakes ongoing review of our executive compensation policies, practices and plans to determine whether they are consistent with our compensation philosophy and objectives, and whether they need to be modified in light of changes in our business or the markets in general. The Compensation Committee meets periodically with the CEO to review compensation policies and specific levels of compensation paid to officers and other key personnel, and reports and makes recommendations to the Board regarding executive compensation policies and programs. In addition, the CEO annually makes recommendations to the Compensation Committee regarding salary adjustments and the setting of annual and long-term incentive targets and awards for officers other than himself, including the other named executive officers. The Compensation Committee also obtains feedback, advice and recommendations on our compensation program from its independent compensation consultant, F.W. Cook. The Compensation Committee also reviews Company performance, compensation practices of its peers, compensation surveys and other materials regarding executive compensation.

In determining the compensation of a named executive officer, the Compensation Committee considers various factors, including:

- Company performance against corporate and operating unit objectives,

- The Company's relative shareholder return,

- The compensation of officers with similar responsibilities at comparable companies,

- Individual performance,

- Current and future responsibilities,

- Retention considerations,

- The awards given to the named executive officer in past years, and

- The relationship between the compensation to be received by the officer and the compensation to be received by the other named executive officers (which we refer to as "internal pay equity"), including comparing the relationship to that found at comparable companies. In reviewing the CEO's compensation relative to our other named executive officers, the Compensation Committee takes into account the fact that we do not currently have a president or chief operating officer between the CEO and our business unit presidents or corporate senior vice presidents as do many companies.



The Compensation Committee generally sets “primary compensation,” which we define to include salary, annual cash incentives and long-term compensation, for the CEO and the other named executive officers as follows:







2015 CEO’S PRIMARY COMPENSATION

9% Salary
13% Annual Cash Incentive
23% Stock Options
55% Long Term Performance-Based Awards

2015 OTHER NEOS’ PRIMARY COMPENSATION

21% Salary
18% Stock Options
19% Annual Cash Incentive
42% Long Term Performance-Based Awards

Long-term compensation is delivered through grants of stock options and long-term performance-based incentive awards that are payable in shares of Common Stock and cash. The mix of long-term compensation between cash-based long-term incentives, performance shares and stock options is based, in part, on the market value of our Common Stock, the number of shares available for grant under our shareholder-approved equity compensation plan, and considerations relating to managing the dilutive effect of share-based awards.

We generally target base salaries for our officers below median market rates, in the aggregate, consistent with the requirements of our master labor agreement with the USW, and we target annual and long-term incentive compensation at rates that, when added to base salaries, result in median market levels of target primary compensation, on average. The actual positioning of target compensation relative to the median varies based on each executive’s experience and skill set, and generally results in executives who are new in their role being placed lower in the range and those with more experience being placed higher in the range. We emphasize variable compensation because it minimizes fixed expense associated with salary and enables total compensation to fluctuate directly with performance against operating goals and changes in share price. This approach aligns overall costs with performance and provides executives with a leveraged and attractive compensation opportunity that varies based on results.

For further information regarding the Compensation Committee and its authority and responsibilities, see “Corporate Governance Principles and Board Matters – Compensation Committee” at page 8.


Role of Compensation Consultant

The Compensation Committee has the authority to retain outside advisors, including compensation consultants, to assist it in evaluating actual and proposed compensation for our officers. During 2015, the Compensation Committee retained F.W. Cook as its independent compensation consultant.

As part of its engagement, F.W. Cook reviewed our executive compensation peer group and conducted a competitive analysis of compensation for the named executive officers as well as our operational and stock price performance relative to the peer group. F.W. Cook also assisted the Committee with a variety of other issues, including setting CEO compensation, compensation related to leadership succession activities, the design and establishment of performance goals under our variable incentive plans, and reviewing our compensation risk analysis.

In addition, F.W. Cook reviewed and provided recommendations regarding our non-management director compensation program and made a presentation to the full Board on trends and regulatory developments in executive compensation. A representative of F.W. Cook regularly attends Compensation Committee meetings. F.W. Cook works with Goodyear management only under the direction of the Compensation Committee and does not provide any other advice or consulting services to the Company.

Peer Group Benchmarking of Primary Compensation

As noted above, the Compensation Committee generally targets primary compensation levels for officers at median market rates. For these purposes, the Compensation Committee has determined market rates by considering two sources:

- Proxy statements and other public filings of 17 peer companies; and
- Broad-based compensation surveys published from time to time by national human resources consulting firms.

FOR 2015 COMPENSATION DECISIONS, THE PEER GROUP NOTED ABOVE CONSISTED OF:

3M Company	Honeywell International Inc.	Parker-Hannifin Corporation
Caterpillar Inc.	Illinois Tool Works Inc.	PPG Industries, Inc.
Cummins Inc.	Ingersoll-Rand plc	Stanley Black & Decker, Inc.
Deere & Co.	Johnson Controls, Inc.	TRW Automotive Holdings Corp.
E.I. du Pont de Nemours and Co.	Lear Corporation	Whirlpool Corporation
Eaton Corporation plc	PACCAR Inc.	

This peer group was selected because the companies, as a whole, represent organizations of comparable size and complexity with which we compete for executive talent. The peer group includes companies in similar industries with comparable business


models and global reach. It does not include other companies in the tire industry because no other U.S.-based tire company is similar in size and complexity to us, and non-U.S.-based tire companies do not publish comparable compensation information.

The Compensation Committee strongly believes that performance should be the primary basis on which compensation decisions are made. At the same time, the Compensation Committee believes that our peer group should reflect the fact that our executive officers are responsible for managing a larger and more complex enterprise relative to that of many other publicly traded companies with a larger market capitalization. Accordingly, in 2014, prior to analyzing competitive compensation data to help inform 2015 compensation decisions, the Compensation Committee reviewed the composition of the peer group using the following criteria:

(1)   companies with which we compete for executive talent;

(2)   size, including revenues, net income, total assets, market capitalization and enterprise value;

(3)   global manufacturing focus;

(4)   industry focus, particularly companies in the automotive industry;

(5)   consumer branded product companies; and

(6)   number of employees.

Our peer group had annual revenues – the size criteria most strongly correlated to compensation – ranging from $11.4 billion to $54.6 billion and median revenues of $19.5 billion (for 2015, we had revenues of $16.4 billion), and had approximately two-thirds of our selected peer companies in common with each of the peer groups constructed by two leading proxy advisory firms.

As a result of its review, the Compensation Committee did not make any changes to our peer group for 2015 compensation decisions. The Compensation Committee may make changes in the peer group from time to time based on the criteria described above or other relevant factors.

Data with respect to comparable elements of primary compensation is compiled for the peer group of companies described above from available sources, including, in most cases, the most recently available annual proxy statements and other SEC filings that address executive compensation matters.

Target Setting

The Compensation Committee set the performance targets for our 2015 executive compensation program in February 2015. The Compensation Committee believes that the performance targets it established are rigorous and reflect a significant stretch for the Company. The performance targets require us to generate significant organic earnings growth and free cash flow over the next three years. The achievement of the performance targets would enable us to fund our balanced capital allocation plan, and would mean we had successfully met the significant challenges posed by volatile global economic conditions, were a stronger competitor and were poised for future growth.


The Compensation Committee considered the following factors when establishing the performance targets, including the related threshold and maximum target levels:

- Corporate strategy

- Annual and long-term operating plans

- Publicly disclosed financial targets and guidance

- Performance history

- Macro-economic and tire industry environment

- Input from F.W. Cook and management

- Difficulty of the targets in light of the above factors

In September 2013, we announced an ambitious three-year strategic plan for 2014 to 2016, which set goals for segment operating income growth and cash flow generation that would enable us to execute our capital allocation plan and deliver long-term shareholder value. The chart below illustrates how our 2015 performance targets correspond with our corporate strategy, annual and long-term operating plans, publicly announced financial targets and performance history.

SEGMENT OPERATING INCOME[1]

FREE CASH FLOW[2]



1 See Segment Operating Income reconciliation in Exhibit A on page 82.

2 See Free Cash Flow from Operations reconciliation in Exhibit A on page 82.

The performance targets established under our annual and long-term incentive plans would be achieved, at the target performance level, if we successfully executed our operating plan for 2015 and the 2015-2017 performance cycle.

ANNUAL COMPENSATION TARGETS

The 2015 Corporate EBIT target represented a 10% increase over our 2014 actual results in spite of continued volatile global industry conditions, consistent with our goal to grow segment operating income 10% to 15% annually from 2014 to 2016. The 2015 free cash flow from operations target corresponded with our goal to generate cumulative free cash flow from operations of $2.1 to $2.3 billion from 2014 to 2016.


While our 2015 target for free cash flow from operations was lower than our 2014 actual results, this decline is explained by an increase in planned capital expenditures of $188 million to $1.1 billion in order to take advantage of future growth opportunities, including the construction of our new factory in San Luis Potosi, Mexico which will serve the growing demand for higher margin Goodyear-brand tires in the Americas. In 2015, working capital was expected to continue to be neither a significant source nor use of cash since we were operating at historically low levels of working capital, and believed that further reductions in working capital would adversely impact our ability to timely fulfill customer orders. In setting the free cash flow from operations target, the Compensation Committee also considered our expected interest expense of $415 million to $440 million and an increase in forecasted tax payments due to higher earnings.

LONG-TERM COMPENSATION TARGETS

The 2015 net income target was essentially the same as our 2014 actual results and was also based on our goal to grow segment operating income 10% to 15% annually from 2014 to 2016. The rate of increase in net income was expected to be less than that of segment operating income due to higher forecasted U.S. tax expense following the release of the valuation allowance on our U.S. deferred tax assets in 2014, which resulted in us beginning to record tax expense on our U.S. income.

The 2015 target for cash flow return on capital reflected the increase in planned capital expenditures, including a related increase in average net fixed assets due to those expenditures, and other expected uses of cash described above.

Annual Compensation

2015 BASE SALARY DECISIONS

Name	2015 Base Salary[1]	% Increase
Kramer	$1,100,000	0%
Thompson	565,000	7.6
Lucas	540,000	n/a
McClellan	535,000	0
Smith	550,000	0

1   Base salary increases were effective May 1, 2015. Effective December 1, 2015, Mr. McClellan's base salary was increased to $610,000 as a result of his increased responsibilities as President, Americas (the combination of our former North America and Latin America business units).

Ms. Thompson's base salary increased by 7.6% to bring her somewhat closer to median market rates and to provide for greater internal pay equity with other senior executive officers following her promotion to Executive Vice President and Chief Financial Officer in December 2013.


2015 ANNUAL CASH INCENTIVE PAYOUTS

For 2015, the performance objectives under our annual incentive plans were as follows:

Corporate Officers

40%	40%	20%
40% Based on Goodyear's EBIT ("Corporate EBIT")	40% Based on Goodyear's Free Cash Flow from Operations	20% Based on the Operating Drivers described below

Officers of Our Four Operating Units

60%	40%
60% on their operating unit's performance as follows: 40% based on the operating unit's EBIT ("Operating Unit EBIT"); 40% based on the operating unit's free cash flow from operations; and 20% based on the operating drivers described below	40% on overall company results as described above

We believe these weightings hold our operating unit executives most accountable for financial results in the areas where they have the most control and influence, but also motivate them to work cooperatively with other operating units to maximize results for the entire Company.

The Compensation Committee used Corporate EBIT and Operating Unit EBIT to measure our results of operations and free cash flow from operations to measure our ability to generate cash, which enables us to provide funding for dividends and share repurchases, debt repayments, pension funding and restructuring actions. The Compensation Committee also emphasized the balance between profitability and cash generation by equally weighting EBIT and free cash flow from operations.

"EBIT," as defined in our annual incentive plans, means the Company's net sales, less cost of goods sold and selling, administrative and general expenses, excluding the effects of restructuring charges, accelerated depreciation, certain pension curtailment and settlement charges, discontinued operations, extraordinary items, other unusual or non-recurring items, and the cumulative effect of tax or accounting changes. "Free cash flow from operations," as defined in our annual incentive plans, means cash flow from operating activities before pension contributions and direct payments and rationalization payments, less capital expenditures. For 2015, the Compensation Committee also excluded from Corporate EBIT (1) the recognition of $155 million of non-cash deferred royalty income resulting from the termination of a licensing agreement as a consequence of the acquisition of our former licensee, Veyance Technologies, Inc., by a competitor, Continental AG, and (2) $4 million of net EBIT lost due to the dissolution of the global alliance with Sumitomo Rubber Industries, Ltd. ("SRI"). In addition, the Compensation Committee excluded from 2015 free cash flow from operations $15 million of net free cash flow lost due to the dissolution of the global alliance with SRI.


In 2015, the Compensation Committee established the following operating drivers that were consistent with our annual operating plan and are tied to the achievement of important strategic objectives that drive the success of our business:

Strategic Objective	Operating Driver
Market-Back Innovation Excellence **Sales & Marketing Excellence**	New Product Vitality – Meet goals for the proportion of branded replacement tire sales volume from products launched in the last four years.
Operational Excellence	Total Delivered Cost Productivity – Achieve $210 million in cost reductions from improvements in labor, overhead and utilities cost, raw material cost, and transportation and warehousing cost.
Enabling Investments	Working Capital Excellence – Achieve an average ratio of working capital to net sales of 13.0%.

Overall Company performance is relevant for determining the annual incentive payments for all named executive officers. Additionally, North America's performance is relevant for determining the annual incentive payment for Mr. McClellan. In February 2016, the Compensation Committee reviewed actual results for 2015 with respect to achievement of the company-wide and operating unit performance objectives. The table below shows the performance objectives, actual results for 2015 and corresponding payout percentages under our annual incentive plans.

	Payout Under Annual Incentive Plans				
	50%	100%	200%	Actual Results	Payout Percentage
Overall Company Performance (2015):					
Corporate EBIT	$1,450 million	$1,710 million	$1,840 million	$1,853 million	200%
Free cash flow from operations	$ 600 million	$ 800 million	$1,000 million	$ 966 million	183%

North America's Operating Unit EBIT payout percentage was 200% of target and its free cash flow from operations payout percentage was 200% of target.

The Committee also assessed whether our performance against the operating drivers was below, at or above target. The Committee determined that we exceeded each of the three operating drivers. In reaching that conclusion, the Committee considered, among other things, the following achievements by the Company and the contributions of each operating unit to those achievements:

- Exceeding our goal for the proportion of branded replacement tire sales volume coming from products launched in the last four years by 11%.
- Achieving $242 million of total delivered cost productivity savings, versus a goal of $210 million.
- Achieving an average ratio of working capital to net sales of 12.8%, versus a goal of 13.0%.

Since the overall company and North America operating unit performance targets were substantially met or exceeded, the Committee determined that the operating driver performance should mirror the calculated performance using the financial


performance measures. In reaching these decisions, the Committee considered whether the performance under the financial performance measures and the operating drivers were appropriately aligned, and concluded that they were.

The Compensation Committee reviewed its assessment of the CEO's performance and the CEO's assessment of each of the other named executive officer's performance during 2015, and their respective contributions to our results. In particular, the Compensation Committee considered the CEO's contributions to the achievement of:

- Record segment operating income.

- Continued strong cash flow performance.

- Continued progress on operational excellence initiatives, including $242 million of total delivered cost productivity savings.

- Continued strong momentum in innovation.

- Updating our capital allocation plan, including significant increases in our shareholder return program.

- Continued strengthening of our leadership team and pipeline.

The CEO and the Compensation Committee also considered the contributions of the other named executive officers in furthering the Company's strategic initiatives described in the preceding bullet points.

The Compensation Committee then established an aggregate incentive pool for all officers, and determined the payout for each officer. In this process, the officer's target incentive amount is first multiplied by the same percentage used to determine the applicable portion of the aggregate incentive pool. (For example, if the portion of the aggregate incentive pool applicable to such officer, e.g., overall company, is funded at 150% of the aggregate target incentive amount, the officer's individual payout initially would be set at 150% of his individual incentive target.) Then, the CEO assesses the officer's individual performance and contributions towards Company goals and makes his recommendations with respect to individual payout amounts to the Compensation Committee, which considers the CEO's recommendations and determines the final payouts. The Compensation Committee undertakes the same process for the CEO and makes the determination as to the final payout amount for the CEO. Officers can earn between 0% and 200% of their target incentive, but the total payout for all officers may not exceed the aggregate incentive pool. The Compensation Committee did not adjust the annual incentive payout percentage for any of the named executive officers.

The Compensation Committee approved the following awards for our named executive officers under our annual incentive plans:

Name	Target Award ($)	Actual Award ($)	Actual Award as a % of Target Award
Kramer	$1,650,000	$3,168,000	192%
Thompson	536,750	1,030,560	192%
Lucas	419,671	805,768	192%
McClellan	579,500	1,141,615	197%
Smith	495,000	950,400	192%

OTHER BONUS AWARDS

The Compensation Committee also approved the payment of a $600,000 bonus to Mr. Lucas as part of his hiring package.

Long-Term Compensation

2015 GRANTS OF PERFORMANCE-BASED INCENTIVES

In February 2015, the Compensation Committee granted 70% of total long-term compensation in the form of long-term performance-based incentives that have the following characteristics:

- The awards will be payable 30% in shares of Common Stock and 70% in cash.

- The payout is based on results over a three-year performance cycle, with performance targets for each year of the three-year period established on the grant date in order to provide greater accountability for long-term results, weighted one-third for each year in the three-year performance cycle.

- The payout can range from 0% to 200% for the 2015-2017 performance cycle based on actual results (and assuming the recipient remains continuously employed by us through the entire three-year period).

- The payout can increase or decrease up to 20% (up to a maximum payout of 200%) based on our total shareholder return versus the S&P 500 over the three-year period ending December 31, 2017.

The performance criteria for the 2015, 2016 and 2017 performance periods for the 2015-2017 performance cycle are, consistent with our strategic plan, based 50% on net income and 50% on cash flow return on capital, providing a balanced emphasis on profitability and capital efficiency. Results will be based on our consolidated performance, with no award tied to business unit performance. In this manner, the plan balances performance measures used under our annual incentive plans and reinforces the need for teamwork among executives. Net income is used as a measure to focus on improvement in profitability. Cash flow return on capital is an efficiency metric that measures how much return is generated in proportion to the investment in the business in terms of plant, property and equipment and working capital.

"Net income," as defined in our long-term incentive plans, means the Company's net income, excluding charges for restructurings, accelerated depreciation, and the cumulative effect of accounting changes. Our 2015 "net income" also excluded, for each performance cycle, (1) a charge due to the deconsolidation of our Venezuelan subsidiary, (2) net gains due to the dissolution of the global alliance with SRI, (3) pension curtailment and settlement charges, (4) royalty income due to the termination of a licensing agreement, and, for the 2013-2015 and 2014-2016 performance cycles, (5) the increase in tax expense due to the release of our U.S. tax valuation allowance at the end of 2014. Our 2015 "net income" for purposes of our long-term incentive plans was calculated as follows:

($ in millions)	
Goodyear net income (as reported)	$ 307
Restructuring charges	92
Deconsolidation of Venezuelan subsidiary	577
Dissolution of global alliance	(74)
Pension curtailment and settlement charges	88
Royalty income due to licensing agreement termination	(99)
Net income (for 2015-2017 performance cycle)	$ 891
Tax expense due to release of U.S. tax valuation allowance	165
Net income (for 2013-2015 and 2014-2016 performance cycles)	$1,056


"Cash flow return on capital," as defined in our long-term incentive plans, means free cash flow from operations (as defined for purposes of our annual incentive plan) divided by the sum of average net fixed assets and average working capital.

The TSR modifier measures the relative performance of our Common Stock versus the S&P 500 over the three-year performance cycle of our long-term incentive awards, and is calculated based on the trailing two-month average closing price for our Common Stock and the S&P 500 (as in existence at the end of the period), assuming the reinvestment of dividends. The TSR modifier will cause the payout of our long-term incentive awards to increase or decrease up to 20% (up to a maximum payout of 200%) as follows:

Goodyear Common Stock vs. S&P 500[1]	TSR Modifier
≥ 75th Percentile	1.2 times
= 50th Percentile	1.0 times
≤ 25th Percentile	0.8 times

1   Results between these performance levels will be interpolated.

The table below shows the aggregate value of the long-term performance-based incentives granted to each of our named executive officers for the 2015-2017 performance cycle at the target award opportunity, as well as the amount payable in shares of Common Stock and cash.

Name	Aggregate Target Award ($)	Portion Payable in Shares ($)[1]	Portion Payable in Cash ($)
Kramer	$6,860,000	1,960,000	$4,900,000
Thompson	1,050,000	300,000	750,000
Lucas	1,050,000	300,000	750,000
McClellan	1,487,500	425,000	1,062,500
Smith	1,468,600	419,600	1,049,000

1   See the "Grants of Plan-Based Awards" Table at page 56 for information regarding the target number of performance shares actually granted, which was determined by dividing the amount in this column by the closing market price of our Common Stock on the date of grant ($27.16).

PERFORMANCE FOR THE 2015 PERFORMANCE PERIOD

The table below shows the performance goals, actual results and payout percentages for the 2015 performance period applicable to the 2013-2015, 2014-2016 and 2015-2017 performance cycles.

2015 PERFORMANCE PERIOD

Performance Cycle				Net Income[1]	
	Threshold	Target	Maximum	Actual Results	Payout Percentage
2013-2015[2]	$260 million	$635 million	$ 745 million	$1,056 million	200%
2014-2016[3]	605 million	890 million	1,100 million	$1,056 million	179%
2015-2017[4]	515 million	685 million	785 million	$ 891 million	200%


| Performance Cycle | Total Cash Flow, Net of Debt | | | | |
	Threshold	Target	Maximum	Actual Results	Payout Percentage
2013-2015[2]	$400 million	$600 million	$800 million	$955 million	200%

| Performance Cycle | Cash Flow Return on Capital | | | | |
	Threshold	Target	Maximum	Actual Results	Payout Percentage
2014-2016[3]	6.1%	8.1%	11.1%	10.6%	183%
2015-2017[4]	5.9%	7.9%	9.8%	10.6%	200%

1   See "net income" definition and calculation on page 42.

2   For the 2013-2015 awards, each year was weighted 50%, 30%, 20% (2015 = 20%), goals were set on the grant date in February 2013 and the maximum payout was 200% of the target award opportunity.

3   For the 2014-2016 awards, each year was weighted evenly (33%), goals were set on the grant date in February 2014 and the maximum payout was 200% of the target award opportunity.

4   For the 2015-2017 awards, each year was weighted evenly (33%), goals were set on the grant date in February 2015 and the maximum payout was 200% of the target award opportunity.

"Total cash flow, net of debt," as defined in our long-term incentive plans, means cash flow from operating and investing activities, each excluding foreign currency exchange, the change in restricted cash, dividends paid to minority interests in subsidiaries, cash payments related to restructuring actions and pension funding, and the cumulative effect of accounting changes. Our 2015 "total cash flow, net of debt" also excluded the derecognition of cash balances due to the deconsolidation of our Venezuelan subsidiary and the net cash impact of the dissolution of the global alliance with SRI.

In 2015, we faced a number of challenges and successfully addressed those challenges, as discussed above under "Executive Summary." As a result, we exceeded our cash flow return on capital target for the 2015 performance period due to our superior free cash flow performance relative to our investments in the business, and exceeded our net income target for the 2015 performance period primarily due to higher volume globally and lower raw material costs, in spite of economic and political volatility in Latin America, slowing growth in Asia, and a stronger U.S. dollar globally.

Based on the results during the 2015 performance period, the Compensation Committee approved earnings on the long-term incentive awards for that period in an amount equal to 200% of the target amount for 2013-2015 awards, 181% for 2014-2016 awards and 200% for 2015-2017 awards. The payout of these amounts is contingent upon the named executive officer's continued service during the related three-year performance cycle, except in the case of certain events, such as retirement, death, disability or severance following a change-in-control, and is subject to a three-year relative total shareholder return modifier.


The table below shows amounts earned by each of the named executive officers in respect of their long-term incentive grants for the 2015 performance period with respect to their 2013-2015 awards, which represents 20% of the three-year target award opportunity:

Name	Aggregate Target Award ($)	Portion of Actual Award Payable in Cash ($)[1]	Portion of Actual Award Payable in Shares (# of Shares)[1]
Kramer	$1,241,080	$2,112,000	27,118
Thompson	136,093	240,000	2,358
Lucas	—	—	—
McClellan	186,873	318,000	4,084
Smith	225,406	383,600	4,924

1 Payable subject to a three-year relative total shareholder return modifier. See "Impact of TSR Modifier and Payout of 2013-2015 Long-Term Incentive Awards" below.

The table below shows amounts earned by each of the named executive officers in respect of their long-term incentive grants for the 2015 performance period with respect to their 2014-2016 awards, which represents one-third of the three-year target award opportunity:

Name	Aggregate Target Award ($)	Portion of Actual Award Payable in Cash ($)[1]	Portion of Actual Award Payable in Shares (# of Shares)[1]
Kramer	$2,095,889	$2,920,073	30,120
Thompson	238,139	331,773	3,422
Lucas	—	—	—
McClellan	339,455	472,953	4,877
Smith	380,638	530,330	5,469

1 Payable contingent on continued service through December 31, 2016 and subject to a three-year relative total shareholder return modifier.

The table below shows amounts earned by each of the named executive officers in respect of their long-term incentive grants for the 2015 performance period with respect to their 2015-2017 awards, which represents one-third of the three-year target award opportunity:

Name	Aggregate Target Award ($)	Portion of Actual Award Payable in Cash ($)[1]	Portion of Actual Award Payable in Shares (# of Shares)[1]
Kramer	$2,317,524	$3,266,800	48,110
Thompson	354,716	500,000	7,364
Lucas	354,716	500,000	7,364
McClellan	502,543	708,400	10,432
Smith	496,166	699,400	10,300

1 Payable contingent on continued service through December 31, 2017 and subject to a three-year relative total shareholder return modifier.


IMPACT OF TSR MODIFIER AND PAYOUT OF 2013 – 2015 LONG-TERM INCENTIVE AWARDS

Our stock out-performed 94% of the companies in the S&P 500 during the three-year period ending December 31, 2015, resulting in a TSR modifier of 1.2 times (up to a maximum payout of 200%, which cap was reached for the 2013-2015 awards). See page 43 for more information on the calculation of the TSR modifier.

The Compensation Committee approved the payout of shares of Common Stock and cash to the named executive officers with respect to the 2013-2015 performance cycle as follows.

| | | | | | Cash Payout |
| | 2013 Performance Period[1] | 2014 Performance Period[2] | 2015 Performance Period | Impact of TSR Modifier | Total Payout of 2013-2015 Awards |
Name					
Kramer	$5,280,000	$3,057,120	$2,112,000	$110,880	$10,560,000
Thompson	600,000	347,400	240,000	12,600	1,200,000
Lucas	—	—	—	—	—
McClellan	795,000	460,305	318,000	16,695	1,590,000
Smith	958,800	555,068	383,600	20,132	1,917,600

| | | | | | Shares Payout |
| | 2013 Performance Period[1] (# of Shares) | 2014 Performance Period[2] (# of Shares) | 2015 Performance Period (# of Shares) | Impact of TSR Modifier (# of Shares) | Total Payout of 2013-2015 Awards (# of Shares) |
Name					
Kramer	67,796	39,254	27,118	1,424	135,592
Thompson	5,898	3,414	2,358	124	11,794
Lucas	—	—	—	—	—
McClellan	10,208	5,909	4,084	215	20,416
Smith	12,312	7,127	4,924	259	24,622

1   Previously reported in 2013 Summary Compensation Table and Proxy Statement dated March 14, 2014.
2   Previously reported in 2014 Summary Compensation Table and Proxy Statement dated March 13, 2015.

2015 STOCK OPTION GRANTS

In February 2015, the Compensation Committee granted 30% of total long-term compensation in the form of stock options. Stock options granted in 2015 have the following terms:

● options vest in equal, annual installments over a four-year period;

● options have a ten-year term; and

● the exercise price is equal to the closing market price of our Common Stock on the date of grant.

All options granted to named executive officers during 2015 were non-qualified stock options. The portion of long-term compensation provided in the form of stock option grants each year is determined based on the number of available options


under our equity compensation plans, as well as market data on long term-compensation. We use a Black-Scholes valuation model to determine the number of stock options to be granted.

The table below shows the aggregate grant date fair value and the number of stock options granted to each of our named executive officers in 2015.

Name	Aggregate Grant Date Fair Value ($)	Number of Stock Options (#)
Kramer	$2,940,000	256,993
Thompson	449,992	39,335
Lucas	449,992	39,335
McClellan	637,494	55,725
Smith	629,394	55,017

2015 RESTRICTED STOCK AWARDS

In February 2015, the Compensation Committee granted 65,520 restricted stock units to Mr. Lucas as part of his hiring package. Half of the restricted stock units will vest and convert into shares of Common Stock two years from the date of grant (in February 2017) and half will vest and convert into shares of Common Stock three years from the date of grant (in February 2018). The Compensation Committee believes that restricted stock links executives to the results earned by shareholders and builds executive stock ownership.

Retirement and Other Benefits

RETIREMENT BENEFITS

We provide our named executive officers with retirement benefits under both tax-qualified and non-qualified retirement plans. Tax-qualified plan benefits are pursuant to a defined benefit pension plan, the Goodyear Salaried Pension Plan (the "Salaried Plan"), which was frozen effective December 31, 2008, and a defined contribution plan, the Goodyear Employee Savings Plan for Salaried Employees (the "Savings Plan"). Non-qualified plan benefits are pursuant to an unfunded defined benefit plan, the Goodyear Supplementary Pension Plan (the "Supplementary Plan"). We also maintain a non-qualified unfunded defined benefit Excess Benefit Plan, which was also frozen effective December 31, 2008, that pays an additional pension benefit over that paid from the Salaried Plan if a participant does not meet the eligibility requirements of the Supplementary Plan. For all employees who do not meet the eligibility requirements of the Supplementary Plan, there is also a corresponding non-qualified defined contribution Excess Benefit Plan that mirrors the retirement contributions feature of the Savings Plan.

None of the named executive officers, other than Ms. Thompson, are currently eligible to receive a benefit under the Supplementary Plan because they have not met the age and service requirements of the Supplementary Plan. Upon a


termination without cause or an involuntary termination within two years of a change in control under the Executive Severance Plan described below, Mr. Kramer and Mr. McClellan will become vested in their Supplementary Plan benefits. Mr. Kramer, Ms. Thompson and Mr. McClellan will receive benefits from the frozen Salaried Plan, and Mr. Kramer and Mr. McClellan will receive benefits from the frozen defined benefit Excess Benefit Plan upon termination prior to retirement eligibility under the Supplementary Plan. Mr. McClellan will also receive a benefit from the Wingfoot Commercial Tire Systems, LLC Supplemental Retirement Plan, an unfunded non-qualified defined benefit plan sponsored by Wingfoot Commercial Tire Systems, LLC, a wholly-owned subsidiary of the Company at which Mr. McClellan previously held an executive position. Mr. Lucas and Mr. Smith are not eligible to participate in the Salaried Plan or the defined benefit Excess Benefit Plan. Participants in the Savings Plan, including all of the named executive officers, are currently eligible to receive Company matching contributions and retirement contributions.

The Supplementary Plan provides additional pension benefits to officers and certain other key individuals identified by the Compensation Committee. All of the named executive officers participate in the Supplementary Plan. The Committee believes supplemental executive retirement plans such as the Supplementary Plan are an important part of executive compensation and are utilized by many large companies that compete with the Company for executive talent. Retirement benefits, including those provided through a supplemental executive retirement plan, are essential to attracting, motivating and retaining talented executives with a history of leadership and to providing retirement replacement income. Retirement benefits are an important factor in an executive's decision to accept or reject a new position. The Compensation Committee has adopted a policy prohibiting the grant of additional service credit in the Supplementary Plan for newly hired officers and other key employees.

For more information regarding the terms of these plans and the named executive officers' accrued benefits under these plans, see "Defined Contribution Plan Benefits" at page 59 and "Pension Benefits" at page 59.

SEVERANCE AND CHANGE-IN-CONTROL BENEFITS

Our Executive Severance and Change in Control Plan (the "Executive Severance Plan") provides for the payment of severance benefits to our officers, including all of the named executive officers, if their employment is terminated under certain circumstances during certain periods before or within two years following a change-in-control of the Company. The Executive Severance Plan does not provide for any excise tax gross-ups or walk-away rights.

The Executive Severance Plan is designed to attract, retain and motivate officers, provide for stability and continuity in the event of an actual or threatened change-in-control, and ensure that our officers are able to devote their full time and attention to the Company's operations in the event of an actual or threatened change-in-control.

The Executive Severance Plan and the related change-in-control triggers (commonly referred to as "double triggers") generally provide for the payment of severance benefits if employment is terminated under certain circumstances during certain periods before or within two years following a change-in-control of the Company. The change-in-control triggers in our equity compensation plans are substantially similar to those in the Executive Severance Plan. We selected the specific change-in-control triggers used in the Executive Severance Plan and our equity compensation plans, such as the acquisition of 20% or more of Goodyear's Common Stock, a significant change in the composition of the Board of Directors or the acquisition of actual control of Goodyear, based upon our review of market practices, including provisions included in similar


agreements of other public companies. Based upon that review, we determined that the terms and conditions of the Executive Severance Plan, including the specific change-in-control triggers were consistent with market practices.

The Executive Severance Plan also provides severance benefits to our officers, including each of the named executive officers, if their employment is terminated by us other than for Cause (as defined in the Executive Severance Plan), death or disability, and other than in connection with a change-in-control.

To be eligible to receive benefits under the Executive Severance Plan, an officer must execute a release and agree, among other things, to certain confidentiality, non-disparagement, non-solicitation and non-competition covenants.

The Compensation Committee believes that our severance benefits are in the best interests of the Company and our shareholders, are a necessary component of a competitive compensation program, and are in line with severance benefits in place at other companies.

For additional information regarding the terms of the Executive Severance Plan and benefits payable under that plan, see "Potential Payments Upon Termination or Change-in-Control" at page 64.

PERQUISITES

We provide certain executive officers, including our named executive officers, with limited personal benefits and perquisites, as described below and in footnote 5 to the Summary Compensation Table at page 54. The Compensation Committee has reviewed and approved the perquisites described below. The Compensation Committee recognizes that these perquisites are an important factor in protecting our executive officers and in enabling them to focus on our business with minimal disruption. We do not provide any tax reimbursements to our executive officers for any of the perquisites we provide them.

Home Security Systems. We pay for the cost of home security systems for a limited number of executive officers in order to enhance their safety and protect our investment in them. We cover the cost of installation, monitoring and maintenance for these systems.

Use of Company Aircraft. In limited circumstances, executive officers are permitted to use our company aircraft for personal travel.

Tire Program. We offer our executive officers and Board members the opportunity to receive up to two sets of tires per year at our expense, including the cost of tires, mounting, balancing and disposal fees.

Financial Planning and Tax Preparation Services. We offer financial assistance to our executive officers to help them cover the cost of financial planning and tax preparation services. In providing this benefit, we seek to alleviate our executives' concern regarding personal financial planning so that they may devote their full attention to our business. The maximum annual cost to the Company under this program is $9,000 per officer.

Club Memberships. We pay the annual dues for a corporate club membership that is available to Mr. Kramer and Mr. McClellan. None of the other named executive officers utilize this corporate club membership. The membership is intended to be used primarily for business purposes, although members may use the club for personal purposes so long as they pay all incremental costs, other than the annual dues, related to that personal use.


Annual Physical Exams. We strongly encourage our executive officers to have an annual comprehensive physical examination which we pay for in order to enhance their physical well-being and protect our investment in them.

EXECUTIVE DEFERRED COMPENSATION PLAN

The Goodyear Executive Deferred Compensation Plan (the "Deferred Compensation Plan") is a non-qualified deferred compensation plan that provides named executive officers and other highly compensated employees the opportunity to defer various forms of compensation. For participants, this offers an additional means to save for retirement on a tax-deferred basis. There is no guaranteed return associated with any deferred amounts. During 2015, no named executive officers made deferrals under the Deferred Compensation Plan.

For additional information regarding the terms of the Deferred Compensation Plan and participant balances, see "Nonqualified Deferred Compensation" at page 63.

Compensation Policies and Practices

STOCKHOLDING GUIDELINES

To better link the interests of management and our shareholders, the Compensation Committee has established stockholding guidelines for our officers. These guidelines specify a number of shares that our officers are expected to accumulate and hold based on a multiple of annual base salary of five times for the CEO, three times for Executive Vice Presidents, Presidents of our operating units and Senior Vice Presidents, and two times for elected Vice Presidents. Therefore, the stockholding requirement for Mr. Kramer is five times his annual base salary and for Ms. Thompson, Mr. Lucas, Mr. McClellan and Mr. Smith is three times their annual base salary. All shares of Common Stock owned outright by officers (or their spouses) and held by them in the Goodyear stock fund of the Savings Plan, and 60% of the shares of restricted stock, restricted stock units and earned (but unvested) performance shares awarded to officers and share equivalent units held in our deferred compensation plan, are counted as ownership in assessing compliance with the guidelines. Unexercised stock options and unearned performance shares are not counted toward compliance with the guidelines. The stock price used in assessing compliance with the guidelines as of May 1st of each year will be the average closing stock price for the prior 60-day period.

The stockholding guidelines also include stock retention provisions. If an officer has met their stockholding requirement, they are required to retain 25% of the net shares received from any exercised options or any vested shares of Common Stock for at least one year from the date of exercise or vesting and may only sell or otherwise dispose of shares to the extent they will still meet their stockholding requirement following that sale or disposition. If an officer has not met their stockholding requirement, they are required to retain all of the net shares received from any exercised options or any vested shares of Common Stock, and may not sell or otherwise dispose of shares until they have met their stockholding requirement, unless they demonstrate a need to sell shares due to a financial hardship. Net shares are the shares remaining after payment of the exercise price and/or withholding taxes.



Mr. Kramer holds shares of Common Stock worth over nine times his annual base salary, well in excess of his minimum stockholding requirement. Mr. McClellan and Mr. Smith have also met their stockholding requirement, and Ms. Thompson and Mr. Lucas are making progress towards satisfying their stockholding requirement.

PROHIBITION ON HEDGING AND PLEDGING

We have adopted, as part of our insider trading policy, prohibitions on the short sale of our Common Stock and other securities and the issuance, purchase or sale of, or trading or dealing in, puts, calls or other options or rights relating to our Common Stock and other securities. These provisions prohibit our directors, officers and employees from hedging the risk of their ownership of our Common Stock. We also prohibit our directors, officers and employees from holding our Common Stock and other securities in a margin account or otherwise pledging them as collateral for a loan.

RECOVERY OF COMPENSATION (CLAWBACK POLICY)

If the Compensation Committee determines that an officer has engaged in conduct detrimental to the Company, the Compensation Committee may take a range of actions to remedy this conduct, prevent its recurrence and impose appropriate discipline. Discipline would vary depending on the facts and circumstances, and may include (1) termination of employment, (2) cancelling or reducing any outstanding compensatory grants or awards, (3) initiating an action for breach of fiduciary duty or fraud which could include recovery of any unjustly obtained incentive compensation, and (4) requiring reimbursement of compensation or other payments in accordance with provisions of the Sarbanes-Oxley Act of 2002, our claw-back policy described below or the terms of the relevant compensation plan. These remedies would be in addition to, and not in lieu of, any actions imposed by law enforcement agencies, regulators or other authorities.

Beginning with awards made in 2012, the Compensation Committee adopted a claw-back policy that effectively contractually extends the claw-back provisions of the Sarbanes-Oxley Act of 2002 that apply to our Chief Executive Officer and Chief Financial Officer to the Presidents of each of our strategic business units and all of our Senior Vice Presidents. If we are required to prepare an accounting restatement due to our material noncompliance with any financial reporting requirement as a result of misconduct, the claw-back policy would permit the Compensation Committee to require reimbursement of (1) any incentive compensation received from us during the one-year period following the publication of misstated financial statements and (2) any profits realized from the sale of our securities during that one-year period. We will make any necessary revisions to our claw-back policy once implementing rules pursuant to Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 are adopted by the Securities and Exchange Commission and The NASDAQ Stock Market.

In addition, under our Executive Performance Plan and equity compensation plans, the Compensation Committee may require a plan participant who engages in competition with us within 18 months after their termination of employment to return or forfeit the realized value of all awards under those plans during such period of time that the Compensation Committee determines. Our Executive Severance Plan also provides for the recovery or forfeiture of severance payments if a person receiving payments pursuant to the plan violates certain confidentiality, non-disparagement, non-solicitation and non-competition covenants.



COMPENSATION COMMITTEE REPORT

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in Goodyear's Annual Report on Form 10-K for the year ended December 31, 2015.

THE COMPENSATION COMMITTEE

John E. McGlade, Chairman
William J. Conaty
W. Alan McCollough
Stephanie A. Streeter



NAMED EXECUTIVE OFFICER COMPENSATION TABLES

Summary Compensation Table

The table below sets forth information regarding the compensation of the CEO, the Chief Financial Officer of Goodyear (the "CFO"), and the persons who were, at December 31, 2015, the other three most highly compensated executive officers of Goodyear (collectively, the "named executive officers") for services in all capacities to Goodyear and its subsidiaries during 2013, 2014 and 2015.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
Richard J. Kramer	2015	$1,100,000	$ 0	$2,052,344	$2,940,000	$11,577,753	$1,535,672	$102,031	$19,307,800
Chairman of the Board,	2014	1,083,333	0	1,447,796	2,639,994	9,471,870	3,121,153	88,951	17,853,097
Chief Executive Officer	2013	1,050,000	0	925,415	2,640,000	13,965,003	538,440	71,642	19,190,500
and President									
Laura K. Thompson	2015	551,667	0	314,120	449,992	2,114,933	662,960	43,791	4,137,463
Executive Vice President	2014	508,333	0	164,517	299,993	1,312,325	793,689	35,824	3,114,681
and Chief Financial Officer	2013	321,667	0	1,007,100	318,918	1,510,735	26,908	43,692	3,229,020
John T. Lucas	2015	495,000	600,000	1,914,118	449,992	1,305,768	111,181	43,633	4,919,692
Senior Vice President,									
Global Human Resources[6]									
Stephen R. McClellan	2015	541,250	0	445,029	637,494	2,657,663	455,714	43,960	4,781,110
President, North America	2014	523,333	0	234,436	427,500	1,698,429	1,047,172	40,230	3,971,100
	2013	500,000	0	704,839	397,495	2,647,981	258,030	41,699	4,550,044
Gregory L. Smith	2015	550,000	0	439,370	629,394	2,583,862	238,066	28,143	4,468,835
Senior Vice President,	2014	541,667	0	262,885	479,391	2,017,088	311,328	33,291	3,645,650
Global Operations	2013	525,000	0	733,545	479,397	3,136,143	190,138	26,635	5,090,858

1 Represents the aggregate grant date fair value as of the respective grant date for each award. The maximum amount to be awarded with respect to the equity portion of our long-term incentive awards for each of the named executive officers is shown in the Grants of Plan-Based Awards Table in the column "Estimated Future Payouts Under Equity Incentive Plan Awards – Maximum." The assumptions made in valuing stock awards reported in this column are discussed in Note to the Consolidated Financial Statements No. 1, "Accounting Policies" under "Stock-Based Compensation" and Note to the Consolidated Financial Statements No. 18, "Stock Compensation Plans" included in Goodyear's Annual Report for the year ended December 31, 2015. For additional information regarding such grants, see "Compensation Discussion and Analysis — Long-Term Compensation — 2015 Grants of Performance-Based Incentives" and "— 2015 Restricted Stock Awards." See also "Grants of Plan-Based Awards" below.

2 Represents the aggregate grant date fair value as of the respective grant date for each award. The assumptions made in valuing option awards reported in this column are discussed in Note to the Consolidated Financial Statements No. 1, "Accounting Policies" under "Stock-Based Compensation" and Note to the Consolidated Financial Statements No. 18, "Stock Compensation Plans" included in Goodyear's Annual Report for the year ended December 31, 2015. For additional information regarding such grants, see "Compensation Discussion and Analysis — Long-Term Compensation — 2015 Stock Option Grants." See also "Grants of Plan-Based Awards" below.



3 Represents amounts awarded under our annual and long-term incentive compensation plans. For additional information regarding annual cash incentive awards in 2015, see "Compensation Discussion and Analysis — Annual Compensation — 2015 Annual Cash Incentive Payouts."

Amounts awarded under our long-term incentive compensation plans are, for 2015, in respect of the one-year performance period ended December 31, 2015 for the 2013-2015 awards, the 2014-2016 awards and the 2015-2017 awards. The 2014-2016 awards and the 2015-2017 awards remain subject to the named executive officer's continued service and a three-year relative total shareholder return modifier. For additional information regarding long-term incentive awards, see "Compensation Discussion and Analysis — Long-Term Compensation — 2015 Grants of Performance-Based Incentives," "— Performance for the 2015 Performance Period," and "— Impact of TSR Modifier and Payout of 2013-2015 Long-Term Incentive Awards."

The following table provides further information on the amounts payable, or earned but not yet payable, for performance periods ending on December 31, 2015:

	2015 Annual Incentive (Currently Payable)	2015 Period; 2013-2015 Long-Term Incentive (Currently Payable)	2013-2015 Impact of TSR Modifier (Currently Payable)	2015 Period; 2014-2016 Long-Term Incentive (Not Yet Payable)	2015 Period; 2015-2017 Long-Term Incentive (Not Yet Payable)
Mr. Kramer	$3,168,000	$2,112,000	$110,880	$2,920,073	$3,266,800
Ms. Thompson	1,030,560	240,000	12,600	331,773	500,000
Mr. Lucas	805,768	—	—	—	500,000
Mr. McClellan	1,141,615	318,000	16,695	472,953	708,400
Mr. Smith	950,400	383,600	20,132	530,330	699,400

4 Represents total change in pension value for each named executive officer, which reflects both the accrual of additional benefits and changes in the assumptions used to value the benefits. The discount rate used to calculate the pension value increased from 4.00% at December 31, 2014 to 4.52% at December 31, 2015. Also, the interest rate used to determine the lump sum value of the Supplementary Plan benefit decreased from 2.00% to 1.75%. These changes in assumptions accounted for a portion of the total change in pension value for each of the named executive officers. The table below allocates the total change in pension value between the actual increase in accrued benefits, including the growth in pension value due to the passage of time, and assumption changes.

	Increase in Pension Value due to Benefit Accrual	Increase (Decrease) in Pension Value due to Assumption Changes	Total Increase in Pension Value
Mr. Kramer	$1,392,709	$142,963	$1,535,672
Ms. Thompson	668,612	(5,652)	662,960
Mr. Lucas	111,925	(744)	111,181
Mr. McClellan	469,131	(13,417)	455,714
Mr. Smith	235,265	2,801	238,066

No nonqualified deferred compensation earnings are required to be reported because the Deferred Compensation Plan does not provide for "above-market" or preferential earnings as defined in applicable Securities and Exchange Commission rules and regulations.

5 Includes amounts for home security system installation and monitoring, personal financial planning services, annual physical exams, and the provision of up to two sets of automobile tires per year. Mr. Kramer's total also includes amounts for the personal use of company aircraft of $31,915 and the annual dues for a club membership. Mr. Lucas' total also includes relocation expenses. Mr. McClellan's total also includes amounts for the annual dues for a club membership. The value of the total perquisites in 2015 was $49,719 for Mr. Kramer, $17,291 for Ms. Thompson, $30,383 for Mr. Lucas, $20,110 for Mr. McClellan, and $14,893 for Mr. Smith. Company contributions to qualified defined contribution plans in 2015 were $26,439 for Mr. Kramer, $26,500 for Ms. Thompson, $13,250 for Mr. Lucas, $23,850 for Mr. McClellan, and $13,250 for Mr. Smith. The value of dividends on shares of restricted stock that were not included in prior years' grant date fair value for those awards was $25,873 for Mr. Kramer. Ms. Thompson is eligible to receive retiree medical benefits at age 62; however, the present value of those accumulated retiree medical benefits declined by $291, and is not reflected in "All Other Compensation."

6 Mr. Lucas joined Goodyear on February 2, 2015. As part of his hiring package, he received a $600,000 bonus and 65,520 restricted stock units with a grant date fair value of $1,599,998.

Summary of Realized Pay Earned by Our Chief Executive Officer for 2013, 2014 and 2015

Our compensation programs for Mr. Kramer and our other officers are primarily based on performance. The information shown below is intended to supplement and not be a substitute for the information in the Summary Compensation Table. The Summary Compensation Table includes several items that are driven by accounting and actuarial assumptions, which are not necessarily reflective of compensation actually realized by Mr. Kramer in a particular year. For example, the information required to be in the Summary Compensation Table combines pay actually received (base salary and annual cash incentive payments) with the accounting value of equity compensation granted, which may never be realized, and earned but unvested long term cash awards, which continue to be subject to forfeiture and a TSR modifier until the vesting date. The Summary Compensation Table is also required to include other compensation (contributions to qualified defined contribution plans and perquisites) and the change in pension values (based on actuarial assumptions), much of which is not realized in the periods presented.

The following table reports base salary, annual incentive earned, long term incentive to be paid out for the three-year performance cycle ending in each respective year and pre-tax compensation earned upon the exercise of stock options and the vesting of stock awards regardless of when they were granted.

Name	Year	Salary ($)[1]	Annual Incentive ($)[2]	Long Term Incentive Payout ($)[3]	Stock Option Exercises ($)[4]	Equity (PSU) Vesting ($)[5]	Total Realized Pay ($)
Kramer	2015	$1,100,000	$3,168,000	$10,560,000	$ 891,929	$4,429,791	$20,149,720
	2014	1,083,333	2,013,000	8,820,000	3,882,624	$3,245,523	19,044,480
	2013	1,050,000	2,945,250	6,753,301	129,482	1,882,600	12,760,633

1   Mr. Kramer's salary was targeted below market median (less than 85% of market median) for 2013, 2014 and 2015.

2   Mr. Kramer's individual targets were set at 150% of base salary for 2013, 2014 and 2015. The Committee assessed overall company performance at 187% of target in 2013, 122% of target in 2014 and 192% of target in 2015. Mr. Kramer's actual awards were consistent with these assessments.

3   Beginning in 2015, the percentage of Mr. Kramer's long term incentive target to be paid in cash was reduced to fifty percent. This column shows the cash payout for each of the performance cycles completed in the respective year. The 2011-2013 awards were earned at 176% of target (including the impact of the TSR modifier), the 2012-2014 awards were earned at 196% of target (including the impact of the TSR modifier), and the 2013-2015 awards were earned at 200% of target (including the impact of the TSR modifier).

4   Thirty percent of Mr. Kramer's long term incentive target is granted in the form of stock options. In 2015, Mr. Kramer exercised 152,413 stock options and realized $891,929 as shown in the Option Exercises and Stock Vested Table on page 59. At December 31, 2015, Mr. Kramer's vested, exercisable, in-the-money stock options had a potential value of $19,421,639, based on the difference between the closing market price of our Common Stock on December 31, 2015 ($32.67) and the exercise price of such stock options.

5   Beginning in 2015, the percentage of Mr. Kramer's long term incentive target to be paid in shares of Common Stock was increased to twenty percent. This column shows the value of the shares that vested for each of the performance cycles completed in the respective year. The 2011-2013 awards were earned at 180% of target (including the impact of the TSR modifier), the 2012-2014 awards were earned at 196% of target (including the impact of the TSR modifier), and the 2013-2015 awards were earned at 200% of target (including the impact of the TSR modifier). The value of the shares earned in each year is based on the closing market price of our Common Stock on December 31 of that year.


Grants of Plan-Based Awards

The following table summarizes grants of plan-based awards made to the named executive officers during 2015.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)[5]	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Kramer	2/23/2015	$2,450,000	$4,900,000	$9,800,000							
Kramer	2/23/2015				36,082	72,164	144,328				$2,052,344
Kramer	2/23/2015								256,993	$27.16	2,940,000
Thompson	2/23/2015	375,000	750,000	1,500,000							
Thompson	2/23/2015				5,523	11,045	22,090				314,120
Thompson	2/23/2015								39,335	27.16	449,992
Lucas	2/23/2015	375,000	750,000	1,500,000							
Lucas	2/23/2015				5,523	11,045	22,090				314,120
Lucas	2/23/2015								39,335	27.16	449,992
Lucas	2/2/2015							65,520			1,599,998
McClellan	2/23/2015	531,250	1,062,500	2,125,000							
McClellan	2/23/2015				7,824	15,648	31,296				445,029
McClellan	2/23/2015								55,725	27.16	637,494
Smith	2/23/2015	524,500	1,049,000	2,098,000							
Smith	2/23/2015				7,725	15,449	30,898				439,370
Smith	2/23/2015								55,017	27.16	629,394

1   Grants of the cash portion of our long-term incentive awards were made under the 2013 Performance Plan. For additional information regarding such awards, see "Compensation Discussion and Analysis — Long-Term Compensation — 2015 Grants of Performance-Based Incentives." Mr. Kramer, Ms. Thompson, Mr. Lucas, Mr. McClellan and Mr. Smith also received annual cash incentive awards under the Management Incentive Plan for the year ending December 31, 2015 that were earned and paid out in the amounts of $3,168,000; $1,030,560; $805,768; $1,141,615; and $950,400, respectively. For additional information regarding the awards under the Management Incentive Plan, see "Compensation Discussion and Analysis — Annual Compensation — 2015 Annual Cash Incentive Payouts."

2   Grants of the equity portion of our long-term incentive awards were made under the 2013 Performance Plan. For additional information regarding such grants, see "Compensation Discussion and Analysis — Long-Term Compensation — 2015 Grants of Performance-Based Incentives."

3   Grants of restricted stock units were made under the 2013 Performance Plan. For additional information regarding such grants, see "Compensation Discussion and Analysis — Long-Term Compensation — 2015 Restricted Stock Awards."

4   Grants of stock options were made under the 2013 Performance Plan. Each unexercised stock option terminates automatically if the optionee ceases to be an employee of Goodyear or one of its subsidiaries for any reason, except that (a) upon retirement or disability of the optionee more than six months after the grant date, each stock option will become immediately exercisable and remain exercisable until the earlier of five years or its expiration date, (b) in the event of the death of the optionee more than six months after the grant date, each stock option will become immediately exercisable and remain exercisable until the earlier of three years after the date of death of the optionee or its expiration date, and (c) in the event of the termination of the optionee's employment by the Company other than for cause, each vested stock option will remain exercisable for 90 days following the date of termination of their employment. For additional information regarding such grants, see "Compensation Discussion and Analysis — Long-Term Compensation — 2015 Stock Option Grants."

5   The exercise price of each stock option is equal to the closing market price of the Common Stock on the date granted.



Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information about outstanding equity awards held by the named executive officers as of December 31, 2015.

| | Option Awards | | | | Stock Awards | | | |
Name	Number of Securities Underlying Unexercised Options Exercisable (#)[1]	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)[2]	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Kramer					202,524[9]	$6,616,459	64,750[14]	$2,115,383
	22,794		$18.12	8/4/2019				
	210,590		12.74	2/23/2020				
	264,833		13.91	2/22/2021				
	264,913	88,305[4]	12.94	2/27/2022				
	221,105	221,106[5]	12.98	2/28/2023				
	55,276	165,829[6]	26.44	2/24/2024				
		256,993[7]	27.16	2/23/2025				
Thompson					53,813[10]	$1,758,071	9,254[14]	$ 302,328
	3,000		$24.71	2/27/2017				
	2,606		26.74	2/21/2018				
	31,535		4.81	2/26/2019				
	14,297		12.74	2/23/2020				
	16,714		13.91	2/22/2021				
	14,128	4,710[4]	12.94	2/27/2022				
	11,306	11,307[5]	12.98	2/28/2023				
	8,233	8,234[8]	22.62	12/13/2023				
	6,281	18,844[6]	26.44	2/24/2024				
		39,335[7]	27.16	2/23/2025				
Lucas					73,420[11]	$2,398,631	7,363[14]	$ 240,549
		39,335[7]	$27.16	2/23/2025				
McClellan					44,092[12]	$1,440,486	13,126[14]	$ 428,826
	4,500		$24.71	2/27/2017				
	3,932		26.74	2/21/2018				
	23,108		13.91	2/22/2021				
	5,357		9.88	10/4/2021				
	34,014	11,339[4]	12.94	2/27/2022				
	33,291	33,291[5]	12.98	2/28/2023				
	8,951	26,853[6]	26.44	2/24/2024				
		55,725[7]	27.16	2/23/2025				
Smith					44,961[13]	$1,468,876	13,320[14]	$ 435,164
	60,937		$13.64	10/24/2021				
	52,355	17,452[4]	12.94	2/27/2022				
	40,150	40,151[5]	12.98	2/28/2023				
	10,037	30,113[6]	26.44	2/24/2024				
		55,017[7]	27.16	2/23/2025				



1   Because the options in this column were fully vested as of December 31, 2015, the vesting schedules for these options are not reported.

2   The exercise price of each option granted under our equity compensation plans is equal to 100% of the per share fair market value of the Common Stock on the date granted (for plans adopted prior to April 8, 2008, calculated as the average of the high and low stock price for such date, and for plans adopted on and after April 8, 2008, calculated as the closing market price for such date). The option exercise price and/or withholding tax obligations may be paid by delivery of shares of Common Stock valued at the fair market value on the date of exercise.

3   Calculated by multiplying $32.67, the closing market price of our Common Stock on December 31, 2015, by the number of shares of restricted stock, restricted stock units or performance share units that are not vested or are unearned at December 31, 2015.

4   Vests in full on February 27, 2016.

5   Vests as to one-half of the options on each of February 28, 2016 and February 28, 2017.

6   Vests as to one-third of the options on each of February 24, 2016, February 24, 2017 and February 24, 2018.

7   Vests as to one-fourth of the options on each of February 23, 2016, February 23, 2017, February 23, 2018 and February 23, 2019.

8   Vests as to one-half of the options on each of December 13, 2016 and December 13, 2017.

9   103,492 restricted shares (which Mr. Kramer will receive when the value of the shares is deductible by the Company for federal income tax purposes), 50,922 earned performance share units vest on December 31, 2016, and 48,110 earned performance share units vest on December 31, 2017 (each subject to a three-year relative total shareholder return modifier).

10 5,785 earned performance share units vest on December 31, 2016, 7,364 earned performance share units vest on December 31, 2017 (each subject to a three-year relative total shareholder return modifier), and 40,664 restricted stock units vest on December 13, 2016.

11 7,364 earned performance share units vest on December 31, 2017 (subject to a three-year relative total shareholder return modifier), and 66,056 restricted stock units vest as to one-half of the units on each of February 2, 2017 and February 2, 2018.

12 8,245 earned performance share units vest on December 31, 2016 and 10,432 earned performance share units vest on December 31, 2017 (each subject to a three-year relative total shareholder return modifier), and 25,415 restricted stock units vest on December 13, 2016.

13 9,246 earned performance share units vest on December 31, 2016, 10,300 earned performance share units vest on December 31, 2017 (each subject to a three-year relative total shareholder return modifier), and 25,415 restricted stock units vest on December 13, 2016.

14 Unearned performance share units that will vest on December 31, 2016 or December 31, 2017, subject to the achievement of performance goals in 2016 and 2017 and a three-year relative total shareholder return modifier.

During the restriction period for shares of restricted stock, the recipient is not entitled to delivery of the shares, restrictions are placed on the transferability of the shares, and all or a portion of the shares will be forfeited if the recipient terminates employment for reasons other than as approved by the Compensation Committee. Upon expiration of the restriction period, the appropriate number of shares of Common Stock will be delivered to the grantee free of all restrictions. During the restriction period for shares of restricted stock, the grantee shall be entitled to vote restricted shares and receive dividends. For grants made after April 2013, shares of restricted stock will be credited with notional dividends that vest and are payable in cash (without interest) at the same time and subject to the same conditions as the underlying shares of restricted stock. Restricted stock units do not have any voting rights but receive dividend equivalents that vest and are payable in shares of Common Stock at the same time and subject to the same conditions as the underlying restricted stock units. Earned and unearned, but unvested, performance share units do not have any voting rights and are not entitled to receive dividend equivalents. For additional information regarding the terms of the performance share units, see "Compensation Discussion and Analysis — Long-Term Compensation — 2015 Grants of Performance-Based Incentives."


Option Exercises and Stock Vested

The following table sets forth certain information regarding option exercises by, and the vesting of stock awards for, the named executive officers during 2015.

| | Option Awards | | Stock Awards | |
Name	Number of Shares Acquired on Exercise (#)	Value Realized On Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized On Vesting ($)
Kramer	152,413	$ 891,929	135,592	$4,429,791[2]
Thompson	2,500	33,658	11,794	385,310[2]
Lucas	—	—	—	—
McClellan	76,632	1,707,576	27,165	850,305[3]
Smith	—	—	24,622	804,401[2]

1   Represents the difference between the exercise price and the fair market value of our Common Stock on the date of exercise.

2   Represents the total value realized upon the vesting of performance share awards for 2013-2015, which were paid 100% in shares of Common Stock.

3   Represents the total value realized upon the vesting of 20,416 performance share awards for 2013-2015, which were paid 100% in shares of Common Stock, and the total value realized upon the vesting of 6,749 restricted stock units.

Defined Contribution Plan Benefits

The Savings Plan is a tax-qualified defined contribution plan that permits eligible employees, including all of the named executive officers, to contribute 1% to 50% of their compensation to their Savings Plan account, subject to an annual contribution ceiling ($18,000 in 2015). Savings Plan participants who are age 50 or older and contributing at the maximum plan limits or at the annual contribution ceiling are entitled to make "catch-up" contributions annually up to a specified amount ($6,000 in 2015). Participants in the Savings Plan are eligible to receive Company matching contributions in addition to the retirement contributions described below under "Pension Benefits." Savings Plan participants are also eligible to make after-tax contributions subject to limits imposed by the Internal Revenue Code of 1986, as amended (the "Code"). Contributions are invested, at the direction of the participant, in any one or more of the fifteen available funds and/or in mutual funds under a self-directed account.

Pension Benefits

Goodyear's Salaried Pension Plan is a defined benefit plan qualified under the Code in which U.S.-based salaried employees hired before January 1, 2005 participate, including Mr. Kramer, Ms. Thompson and Mr. McClellan. Accruals in the Salaried Plan were frozen effective December 31, 2008. The Salaried Plan was designed to provide tax-qualified pension benefits for most Goodyear salaried employees. The Salaried Plan contains formulas based on age and service. These formulas are multiplied by five-year average compensation below and above a breakpoint ($51,000 in 2008, the year the Salaried Plan was frozen), with the result representing a lump sum benefit under the plan. Compensation is held to the qualified plan limit under the Code, which was $230,000 for 2008. A portion of the benefit may be paid by employee contributions. Effective



December 31, 2007, all active participants in the Salaried Plan became vested and are entitled to a benefit upon any termination of employment. Benefits are available on a five-year certain and continuous annuity basis at age 65, by converting the lump sum to an annuity. Annuity benefits payable to a participant who retires prior to age 65 are subject to a reduction for each month retirement precedes age 65. Benefits under the Salaried Plan are funded by an irrevocable tax-exempt trust.

Participation in the Salaried Plan was frozen effective December 31, 2004. Subsequent hires, including Mr. Lucas and Mr. Smith, participate in the retirement contributions feature of the Savings Plan. Under the Savings Plan, each participant receives an allocation each pay period equal to a percentage of compensation, with compensation held to the qualified plan limit under the Code. Effective January 1, 2009, Salaried Plan participants, including Mr. Kramer, Ms. Thompson and Mr. McClellan, also began receiving allocations under the retirement contributions feature of the Savings Plan.

Goodyear also maintains the Supplementary Plan, a non-qualified, unfunded plan which provides additional retirement benefits to our officers and certain other key employees, including all of the named executive officers. The Supplementary Plan provides pension benefits to participants who retire with at least 30 years of service, retire after age 55 with at least ten years of service or retire after age 65 with at least five years of service. The formula for an annuity benefit is based on a percentage determined using credited service (22% with 10 years, 38% with 20 years, 48% with 30 years and 54% with 40 years) times five-year average compensation above the breakpoint ($59,250 in 2015), with compensation inclusive of base salary and annual incentive payments. The five-year average compensation uses the highest five calendar years, not necessarily consecutive, out of the last ten years. Benefits are offset for the Salaried Plan, the retirement contributions feature of the Savings Plan, applicable non-U.S. benefits and certain prior employer benefits. Under the Supplementary Plan, benefits payable to a participant who retires prior to age 62 are subject to a reduction of 0.4% for each month retirement precedes age 62. All benefits from the Supplementary Plan will be paid in a lump sum. Benefits cannot be distributed prior to six months after separation of service. Ms. Thompson is the only named executive officer vested in the Supplementary Plan benefits.

Mr. Kramer, Ms. Thompson and Mr. McClellan are eligible for immediate commencement of the benefit from the Salaried Plan as of December 31, 2015. Mr. Lucas and Mr. Smith are not participants in the Salaried Plan. The chart below indicates the date at which each named executive officer is or will be eligible to receive a benefit from the Supplementary Plan.

SUPPLEMENTARY PLAN

Name	Earliest Eligibility for Benefit Commencement
Kramer	July 31, 2016
Thompson	Currently eligible
Lucas	February 1, 2025
McClellan	January 1, 2018
Smith	October 31, 2021

We also maintain a non-qualified unfunded defined benefit Excess Benefit Plan that pays an additional pension benefit over that paid from the Salaried Plan if a participant does not meet the eligibility requirements of the Supplementary Plan. The additional benefit is equal to the amount a participant would have received from the Salaried Plan but does not because of the limitations imposed by the Code on pension benefits under qualified plans. This plan is provided to allow the extension of benefits from the qualified plan to individuals whose compensation exceeds the Code guidelines for qualified plans. Distribution


of amounts earned and vested prior to January 1, 2005 will be paid out in the same manner as the Salaried Plan unless otherwise elected by the participant at least 12 months prior to termination or severance. Distributions for amounts earned or vested on or after January 1, 2005 will be paid out in a lump sum. For participants considered to be among the top 50 wage earners of the Company, benefits vested on or after January 1, 2005 are paid out six months after termination of service. For employees hired after December 31, 2004, and for all employees as of December 31, 2008, who do not meet the eligibility requirements of the Supplementary Plan, there is a corresponding defined contribution Excess Benefit Plan that mirrors the retirement contributions feature of the Savings Plan. Like the qualified plans, effective December 31, 2008 accruals were frozen under the defined benefit Excess Benefit Plan and all affected participants began receiving defined contribution allocations under the defined contribution Excess Benefit Plan.

Mr. McClellan was an employee of Wingfoot Commercial Tires Systems, LLC, a wholly-owned subsidiary of Goodyear, from July 31, 2001 to September 1, 2003. During this period, he participated in the Wingfoot Commercial Tires Systems, LLC Supplementary Retirement Plan and he retains a frozen accrued benefit in that plan. This non-qualified unfunded defined benefit pension plan was established for management-level employees at Wingfoot Commercial Tires Systems in order to provide pension benefits that were equivalent to the combination of the Salaried Plan and the defined benefit Excess Benefit Plan pension benefits for Goodyear employees. Mr. McClellan will receive a benefit from the Wingfoot Commercial Tires Systems, LLC Supplementary Retirement Plan only if he does not meet the eligibility requirements for the Goodyear Supplementary Plan upon termination of employment with Goodyear. Distributions will be paid out in a manner similar to that of the defined benefit Excess Benefit Plan.

The Pension Benefits table below shows for the named executive officers the number of years of credited service, present value of accumulated benefit and payments during the last fiscal year, for each defined benefit plan.

The "Present Value of Accumulated Benefit" is the lump sum value as of December 31, 2015 of the expected pension benefit payable at age 62 that was earned as of December 31, 2015. That is, the benefit reflects service and compensation only through 2015, not projected for future years. The benefit payment at age 62 is assumed to be the lump sum form. The present value is measured using the same assumptions used for financial reporting purposes (and which are set forth following the Pension Benefits Table), with the exception of the commencement age. The commencement age is assumed to be 62 because that is the age at which the Supplementary Plan benefit is payable with no reduction for early retirement.

Generally, a participant's years of credited service under the Supplementary Plan are based on years of employment with Goodyear. However, in the past, credit for service prior to employment with Goodyear was infrequently granted. Mr. Kramer received 13.6 additional years of credited service following his hiring by Goodyear in respect of service with a prior employer. The benefits paid to Mr. Kramer under the Supplementary Plan will be reduced by amounts he is entitled to receive under the pension plan maintained by his prior employer. Due to this service grant, the present value of accumulated benefit in the Pension Benefits table is $4,911,468 higher for Mr. Kramer. None of the other named executive officers have received any additional years of credited service.



The Compensation Committee has adopted a policy prohibiting the grant of additional service credit in the Supplementary Plan for newly hired officers and other key employees.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Kramer	Supplementary Pension Plan	29.42	$14,238,210	$ —
	Salaried Pension Plan	8.83	243,411	—
Thompson	Supplementary Pension Plan	32.17	2,832,949	—
	Salaried Pension Plan	25.17	308,481	—
Lucas	Supplementary Pension Plan	0.92	111,181	—
McClellan	Supplementary Pension Plan	28.00	3,861,687	—
	Salaried Pension Plan	21.00	419,103	—
Smith	Supplementary Pension Plan	4.17	921,496	—

1   All amounts shown are estimates as of December 31, 2015; the actual benefits to be paid to the named executive officers will be based on their credited service, compensation, and other factors at the time of their retirement.

The amounts set forth in the table above are based on the following assumptions:

- the measurement date is December 31, 2015

- the form of payment is a lump sum

- the interest rate used to calculate the Supplementary Plan lump sum payment for benefits commencing in 2016 or later: 1.75%

- the interest rate used to calculate the Salaried Plan lump sum payment for benefits commencing in 2016 or later: 4.52% (Mr. Kramer, Ms. Thompson and Mr. McClellan)

- the mortality assumptions used to calculate the lump sum are those set forth in Internal Revenue Code Section 417(e) for the Salaried Plan, and those set forth in UP-1984 Mortality for the Supplementary Plan

- the discount rate used to determine the present value of the accumulated benefit is 4.52%

- the benefit commencement age is 62 (or, if older, age at the measurement date)

- the accumulated benefit is calculated based on credited service and pay as of December 31, 2015 (for the Salaried Plan, credited service and pay as of December 31, 2008).


Nonqualified Deferred Compensation

The Goodyear Executive Deferred Compensation Plan is a non-qualified deferred compensation plan that provides named executive officers and certain other highly compensated employees the opportunity to defer their base salary and annual incentive payments. Deferred amounts may be invested in one of five investment alternatives or, with respect to annual incentive payments, Goodyear stock units. Four of these investment alternatives are funds managed by The Northern Trust Company, and currently include a money market fund, a bond fund, an equity index fund and a balanced fund. The average interest rate payable with respect to funds invested in the Northern Trust money market fund was 0.01% for the year ended December 31, 2015. The fifth investment vehicle is a growth fund managed by American Century Investments. Investment elections among the five investment alternatives may be changed daily. Deferrals of annual incentive payments into Goodyear stock units will result in a 20% premium paid in stock units that will vest in one year. There is no guaranteed return associated with any deferred amounts, and deferred amounts are subject to the claims of creditors in the event of our bankruptcy. Distribution of deferred amounts may begin after separation of service or in a selected number of years ranging from one to 20. Payment of deferred amounts will be in a lump sum or up to 15 annual installments, as elected at the time of deferral. Redeferral of amounts originally deferred prior to January 1, 2005 is allowed only if elected one year prior to the scheduled payout. Any stock units are converted to shares of Common Stock and distributed to the participant in January of the fourth year following the end of the plan year under which the award was earned.

The Deferred Compensation Plan is unfunded. The following table sets forth certain information regarding nonqualified deferred compensation of the named executive officers.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Kramer	—	—	$1,561	—	$149,741
Thompson	—	—	—	—	—
Lucas	—	—	—	—	—
McClellan	—	—	—	—	—
Smith	—	—	—	—	—

1   Represents deferral in 2015 of base salary and/or annual incentive payments in respect of performance in 2014.

2   No portion of these earnings were included in the Summary Compensation Table because the Deferred Compensation Plan does not provide for "above-market" or preferential earnings as defined in applicable Securities and Exchange Commission rules and regulations.

Potential Payments Upon Termination or Change-in-Control

We provide for the payment of severance and certain other benefits to our named executive officers upon certain types of terminations of employment, as described below.

EXECUTIVE SEVERANCE PLAN

The Executive Severance Plan provides severance benefits to the Company's officers, including all of the named executive officers, as follows:

(1) If a participant's employment is terminated by the Company and its affiliates other than for Cause (as such term is defined below), death or disability (and other than in connection with a change-in-control, as described in paragraph (2) below), such participant will generally receive: (i) earned but unpaid base salary and annual incentive compensation and accrued paid vacation, sick leave, sabbatical, holiday and other paid time off; (ii) a pro-rated annual incentive payment based on actual performance for the entire fiscal year in an amount not to exceed the participant's target annual incentive; (iii) a cash severance payment equal to the sum of the participant's base salary and target annual incentive at the time of severance multiplied by the participant's severance multiple, which is established by the Compensation Committee and currently ranges from 1.0x to 2.0x; (iv) if the sum of the participant's age plus years of credited service is equal to or greater than 75, vesting of the participant's benefit under the Supplementary Plan; (v) continued health care coverage for a number of years equal to the participant's severance multiple; and (vi) outplacement services in an amount not to exceed $25,000. Mr. Kramer's severance multiple is 2.0x and each of the other named executive officers' severance multiple is 1.5x.

(2) If a participant's employment is terminated involuntarily other than for Cause, death, disability or mandatory retirement or by the participant for Good Reason during the pendency of, and for ninety days following the cessation of, a Potential Change in Control (as such term is defined below) or within two years following a Change in Control (as such term is defined below), such participant will generally receive: (i) earned but unpaid base salary and annual incentive compensation and accrued paid vacation, sick leave, sabbatical, holiday and other paid time off; (ii) a pro-rated annual incentive payment based on the participant's target annual incentive; (iii) a cash severance payment equal to twice the sum of the participant's base salary and target annual incentive; (iv) if the participant has at least five years of service, vesting of the participant's Supplementary Plan benefit; (v) continued health care coverage for up to two years; and (vi) outplacement services in an amount not to exceed $25,000 and reimbursement for certain legal fees incurred in connection with certain claims made under the Executive Severance Plan.

To be eligible to receive the benefits described above, the participant must execute a release and agree, among other things, to certain confidentiality, non-disparagement, non-solicitation and non-competition covenants.

The Executive Severance Plan has been effective since February 28, 2013 and now renews for one-year periods unless the Company provides notice, at least 90 days prior to the end of the current term, of its intent not to renew the Executive Severance Plan. The Executive Severance Plan automatically renewed for an additional one-year period ending on February 28, 2017.

As used in the Executive Severance Plan:

"*Cause*" means (1) the continued failure by an eligible employee to substantially perform the employee's duties with the Company (other than any such failure resulting from the employee's incapacity due to physical or mental illness),



(2) the engaging by the employee in conduct which is demonstrably injurious to the Company, monetarily or otherwise, (3) the employee committing any felony or any crime involving fraud, breach of trust or misappropriation or (4) any breach or violation of any agreement relating to the employee's employment with the Company where the Company, in its discretion, determines that such breach or violation materially and adversely affects the Company.

A "*Change in Control*" shall be deemed to have occurred if the event set forth in any one of the following paragraphs shall have occurred:

(1)   any person is or becomes the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such person any securities acquired directly from the Company other than securities acquired by virtue of the exercise of a conversion or similar privilege or right unless the security being so converted or pursuant to which such right was exercised was itself acquired directly from the Company) representing 20% or more of (A) the then outstanding shares of Common Stock of the Company or (B) the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors; or

(2)   the following individuals cease for any reason to constitute a majority of the number of directors then serving on the Board of Directors (the "*Incumbent Board*"): individuals who, on February 28, 2013, constitute the Board of Directors and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including, without limitation, a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board of Directors or nomination for election by the Company's shareholders was approved or recommended by a vote of at least two-thirds of the directors then still in office who either were directors on February 28, 2013 or whose appointment, election or nomination for election was previously so approved or recommended; or

(3)   there is consummated a merger or consolidation of the Company or any direct or indirect subsidiary of the Company with any other corporation, other than a merger or consolidation pursuant to which (A) the voting securities of the Company outstanding immediately prior to such merger or consolidation will continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) more than 50% of the outstanding shares of common stock, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, (B) no person will become the beneficial owner, directly or indirectly, of securities of the Company or such surviving entity or any parent thereof representing 20% or more of the outstanding shares of common stock or the combined voting power of the outstanding voting securities entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to such merger or consolidation) and (C) individuals who were members of the Incumbent Board will constitute at least a majority of the members of the board of directors of the corporation (or any parent thereof) resulting from such merger or consolidation; or

(4)   the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, (A) more than 50% of the outstanding shares of common stock, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of which (or of any parent of such entity) is owned by shareholders of the Company in substantially the same proportions as their ownership of the Company


immediately prior to such sale, (B) in which (or in any parent of such entity) no person is or becomes the beneficial owner, directly or indirectly, of securities of the Company representing 20% or more of the outstanding shares of common stock resulting from such sale or disposition or the combined voting power of the outstanding voting securities entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to such sale or disposition) and (C) in which (or in any parent of such entity) individuals who were members of the Incumbent Board will constitute at least a majority of the members of the board of directors.

"*Good Reason*" means the occurrence during the pendency of, and for ninety days following the cessation of, a Potential Change in Control or within two years following a Change in Control, without the affected eligible employee's written consent, of any of the following:

(1)   the assignment to the employee of duties that are materially inconsistent with the employee's authority, duties or responsibilities immediately prior to a Potential Change in Control or, in the absence thereof, a Change in Control (other than pursuant to a transfer or promotion to a position of equal or enhanced responsibility or authority) or any other action by the Company which results in a material diminution in such authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company promptly after receipt of notice thereof given by the employee, provided, however, that any such material diminution that is primarily a result of the Company no longer being a publicly traded entity or becoming a subsidiary or division of another entity shall not be deemed "Good Reason" for purposes of the Executive Severance Plan, except that an employee shall have Good Reason if the Company is no longer a publicly traded entity and, immediately before the Change in Control that caused the Company no longer to be a publicly traded entity, substantially all of the employee's duties and responsibilities related to public investors or government agencies that regulate publicly traded entities;

(2)   a change in the location of such employee's principal place of business by more than 50 miles when compared to the employee's principal place of business immediately before a Potential Change in Control or, in the absence thereof, a Change in Control;

(3)   a material reduction in the Employee's annual base salary or target annual incentive opportunity from that in effect immediately before a Potential Change in Control or, in the absence thereof, a Change in Control; and

(4)   the failure by any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, to expressly assume and agree to perform the Executive Severance Plan in the same manner and to the same extent that the Company would be required to perform it if no succession had taken place.

A "*Potential Change in Control*" shall be deemed to have occurred if the event set forth in any one of the following paragraphs shall have occurred:

(1)   the Company enters into an agreement, the consummation of which would result in the occurrence of a Change in Control;

(2)   the Company or any person publicly announces an intention to take or to consider taking actions which, if consummated, would constitute a Change in Control;

(3)   any person becomes the beneficial owner, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such person any securities acquired directly from the Company other than securities acquired by virtue of the exercise of a conversion or similar privilege or right unless the security being so converted or


pursuant to which such right was exercised was itself acquired directly from the Company) representing 20% or more of either the then outstanding shares of Common Stock of the Company or the combined voting power of the Company's then outstanding voting securities; or

(4)   the Board adopts a resolution to the effect that a Potential Change in Control has occurred.

The description above is meant only to be a summary of the provisions of the Executive Severance Plan. The Executive Severance Plan was an exhibit to a Form 8-K filed with the Securities and Exchange Commission on March 6, 2013.

QUANTIFICATION OF TERMINATION BENEFITS

The table below shows amounts that would be payable to each of the named executive officers, as of December 31, 2015, upon the termination of their employment in the circumstances indicated in each row of the table. The amounts shown are calculated on the assumption that the triggering event occurred on December 31, 2015. We have assumed that, if a named executive officer resigned or was terminated for Cause, the Compensation Committee would have exercised its discretion to cancel any outstanding awards in respect of the performance cycles ending on December 31, 2015 prior to the payment of those awards in February 2016. Other assumptions used to determine the amounts shown are described below.

Cash Severance. The amounts shown in the rows captioned "Termination Without Cause" and "Involuntary Termination Within Two Years of Change in Control" are calculated in accordance with the terms of the Executive Severance Plan. (See "Executive Severance Plan" above.) Cash severance is not payable in any other circumstance.

Annual and Long-Term Cash Incentives. The amounts shown in the table for annual and long-term cash incentives are the amounts earned for the annual or three-year performance cycles ended December 31, 2015. The amounts shown in the rows captioned "Death/Disability" and "Retirement" also include the amounts earned but not yet payable for completed performance periods under the 2014-2016 and 2015-2017 long-term cash incentive awards. The amounts shown in the row captioned "Involuntary Termination Within Two Years of Change in Control" also include (a) the amounts earned but not yet payable for completed performance periods and (b) the unearned amounts at the target amount of the award opportunity for uncompleted performance periods under the 2014-2016 and 2015-2017 long-term cash incentive awards.

Equity. Our equity compensation plans provide that unexercised stock options terminate automatically if the optionee ceases to be an employee of Goodyear or one of its subsidiaries for any reason, except that (a) upon retirement or disability of the optionee more than six months after the grant date, each stock option will become immediately exercisable and remain exercisable until the earlier of five years or its expiration date, (b) in the event of the death of the optionee more than six months after the grant date, each stock option will become immediately exercisable and remain exercisable until the earlier of three years after the date of death of the optionee or its expiration date, and (c) for options granted on or after June 8, 2010, in the event of the termination of the optionee's employment by us other than for cause, each vested stock option will remain exercisable for 90 days following the date of termination of their employment. For these purposes, resignations, terminations without cause, and involuntary terminations upon a change in control are treated like a retirement if the employee is eligible for retirement as of the date of termination. Only Ms. Thompson was eligible for retirement on December 31, 2015.


The amounts shown in the table for equity with respect to performance share awards are the amounts earned for the three-year performance cycle ended December 31, 2015. The amounts shown in the rows captioned "Death/Disability" and "Retirement" also include the amounts earned but not yet payable for completed performance periods under the 2014-2016 and 2015-2017 performance share awards. The amounts shown in the row captioned "Involuntary Termination Within Two Years of Change in Control" also include (a) the amounts earned but not yet payable for completed performance periods and (b) the unearned amounts at the target amount of the award opportunity for uncompleted performance periods under the 2014-2016 and 2015-2017 performance share awards. In each case, the amounts shown are calculated based on a per share price of $32.67, the closing market price of our Common Stock on December 31, 2015.

Additional Retirement Benefits. The table below shows the additional retirement benefits, if any, that would be payable to the named executive officer if the named executive officer's employment was terminated on December 31, 2015, and that named executive officer was vested in the benefit as of that date. Ms. Thompson is vested in her Supplementary Plan benefit. Mr. Kramer and Mr. McClellan are not yet vested in a Supplementary Plan benefit and would instead receive substantially smaller benefits from the defined benefit and defined contribution Excess Benefit Plans. Mr. Lucas and Mr. Smith are not yet vested in a Supplementary Plan benefit, are not eligible to participate in the Salaried Plan or the defined benefit Excess Benefit Plan, and would instead receive substantially smaller benefits from the defined contribution Excess Benefit Plan. The Supplementary Plan and Salaried Plan amounts shown in the Pension Benefits table are the present values at December 31, 2015 of benefits that would be payable in lump sum form at age 62 (or age at December 31, 2015, if older than 62). The amounts shown in the table below are the additional amounts that would be payable, together with the amounts shown in the Pension Benefits table, in lump sum form after termination of employment at December 31, 2015.

Mr. Kramer is 52 years old with 29.42 years of credited service in the Supplementary Plan and Mr. McClellan is 50 years old with 28.00 years of credited service in the Supplementary Plan. In the event of a "Termination Without Cause," Mr. Kramer's and Mr. McClellan's benefits under the Supplementary Plan will become vested because the sum of their age and years of service equals or exceeds 75. In the event of an "Involuntary Termination Within Two Years of Change in Control," Mr. Kramer's and Mr. McClellan's benefits under the Supplementary Plan will become vested since they each have five years of credited service.

For Mr. Kramer, the difference between the amount payable from the Supplementary Plan upon a triggering event ($16,618,796) and the value presented in the Pension Benefits table ($14,238,210) is solely due to differences in the assumptions used in the calculations. For Mr. McClellan, the difference between the amount payable from the Supplementary Plan upon a triggering event ($4,247,223) and the value presented in the Pension Benefits table ($3,861,687) is solely due to differences in the assumptions used in the calculations.

All Other Benefits. The amounts shown for all other benefits for each scenario include the payment of accrued vacation. In addition, the amounts shown in the row captioned "Termination Without Cause" include reimbursement of COBRA payments and payments for outplacement services (capped at $25,000), and the amounts shown in the row captioned "Involuntary Termination Within Two Years of Change in Control" include reimbursement of COBRA payments, payments for outplacement services (capped at $25,000), and reimbursement for legal fees, if any (assumed to be $0 for purposes of the table below).

Name	Triggering Event	Cash Severance	Annual and Long-Term Cash Incentives	Equity	Additional Retirement Benefits	All Other Benefits	Total
Kramer	Death/Disability	$ 0	$21,931,623	$19,591,231	$ 0	$126,923	$41,649,777
	Termination Without Cause	5,500,000	13,728,000	7,810,875	2,380,586	185,224	29,604,685
	Involuntary Termination Within Two Years of Change in Control	5,500,000	26,811,523	21,706,613	2,380,586	185,224	56,583,946
Thompson	Death/ Disability	0	3,291,583	2,875,797	0	63,654	6,231,034
	Retirement	0	3,291,583	1,547,337	0	63,654	4,902,574
	Termination Without Cause	1,652,625	3,291,583	1,547,337	0	104,078	6,595,623
	Involuntary Termination Within Two Years of Change in Control	2,203,500	3,974,883	3,178,125	0	109,219	9,465,727
Lucas	Death/Disability	0	1,305,768	2,615,335	0	2,856	3,923,959
	Termination Without Cause	1,500,000	805,768	0	0	46,229	2,351,997
	Involuntary Termination Within Two Years of Change in Control	2,000,000	1,805,768	2,855,884	0	52,353	6,714,005
McClellan	Death/Disability	0	4,239,593	3,461,001	0	59,329	7,759,923
	Termination Without Cause	1,784,250	2,731,615	666,991	385,536	112,518	5,680,910
	Involuntary Termination Within Two Years of Change in Control	2,379,000	5,209,093	3,889,827	385,536	121,914	11,985,370
Smith	Death/Disability	0	4,463,980	3,898,892	0	40,192	8,403,064
	Termination Without Cause	1,567,500	2,868,000	804,401	0	92,545	5,332,446
	Involuntary Termination Within Two Years of Change in Control	2,090,000	5,456,180	4,334,057	0	101,663	11,981,900



DIRECTOR COMPENSATION TABLE

The table below sets forth information regarding the compensation paid to our non-employee directors during 2015.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Conaty	$121,250	$131,751	$1,565	$254,566
Firestone	136,250	139,173	—	275,423
Geissler	136,250	132,603	1,364	270,217
Hellman	141,250	133,407	1,855	276,512
Koellner	103,583	75,585	3,033	182,201
McCollough	176,250	139,885	—	316,135
McGlade	135,481	128,541	—	264,022
Morell	121,250	126,616	—	247,866
Palmore	136,250	129,263	947	266,460
Streeter	127,019	138,145	2,288	267,452
Weidemeyer	121,250	142,661	2,203	266,114
Wessel	121,250	141,380	1,581	264,211

1   Represents quarterly grants of restricted stock units, together with dividend equivalents paid during 2015, pursuant to the Outside Directors' Equity Participation Plan. For further information regarding this plan, see the description below.

As of December 31, 2015, the following directors held the total number of restricted stock units and deferred share equivalent units indicated next to his or her name:

Name	Number of Restricted Stock Units	Number of Deferred Share Equivalent Units	Total Share Equivalents
Conaty	28,676	—	28,676
Firestone	54,620	3,893	58,513
Geissler	32,102	—	32,102
Hellman	35,335	—	35,335
Koellner	2,576	—	2,576
McCollough	54,620	6,756	61,376
McGlade	15,775	—	15,775
Morell	8,038	—	8,038
Palmore	18,676	—	18,676
Streeter	54,377	—	54,377
Weidemeyer	54,620	17,911	72,531
Wessel	54,620	12,762	67,382

2   Represents income associated with the Company's provision of up to two sets of automobile tires per year to the directors.

Goodyear directors who are not officers or employees of Goodyear or any of its subsidiaries receive, as compensation for their services as a director, a combination of cash retainer and stock awards pursuant to the Outside Directors' Equity Participation Plan (the "Directors' Equity Plan").



For the year ended December 31, 2015, outside directors received cash compensation of $121,250 and stock awards with a grant date fair value of $125,000. The Lead Director received an additional $55,000. The chairpersons of the Audit and Compensation Committees received an additional $20,000, and the chairpersons of all other committees received an additional $15,000. Any director who attended more than 24 Board and committee meetings received $1,700 for each additional meeting attended ($1,000 if the meeting was attended by telephone). In addition, the Board may form special committees from time to time and determine the compensation of the chairperson of such committees. Travel and lodging expenses incurred in attending Board and committee meetings are paid by Goodyear. Mr. Kramer did not receive additional compensation for his service as a director.

Outside directors also participate in the Directors' Equity Plan, which is intended to further align the interests of directors with the interests of shareholders by making part of each director's compensation dependent on the value and appreciation over time of our Common Stock. For 2015, each eligible director received a quarterly grant of restricted stock units with a grant date fair value of $31,250 for the portion of the first, second and third calendar quarters of 2015 during which he or she served as a director ($35,000 for the fourth quarter of 2015), payable on the first business day of the subsequent calendar quarter based on the closing market price of our Common Stock on that date. These restricted stock units will be paid to directors in shares of Common Stock on the fifth business day of the quarter following the quarter during which the director leaves the Board. The Directors' Equity Plan also permits each participant annually to elect to have 25%, 50%, 75% or 100% of his or her cash retainer and meeting fees deferred and converted into share equivalent units based on the closing market price of our Common Stock on the payment date. Under the Directors' Equity Plan, the restricted stock units and share equivalent units receive dividend equivalents at the same rate as our Common Stock, which dividends will be converted into restricted stock units or share equivalent units, as the case may be, based on the closing market price of our Common Stock on the dividend payment date. Share equivalent units accrued prior to October 1, 2010 will be converted to a dollar value at the closing market price of our Common Stock on the later of the first business day of the seventh month following the month during which the participant ceased to be a director and the fifth business day of the year next following the year during which the participant ceased to be a director. Such amounts earned and vested prior to January 1, 2005, will be paid in ten annual installments or, at the discretion of the Compensation Committee, in a lump sum or in fewer than ten installments beginning on the fifth business day following the conversion from share equivalent units to a dollar value. Amounts in Directors' Equity Plan accounts that are to be paid in installments will earn interest from the date converted to a dollar value until paid at a rate one percent higher than the prevailing yield on United States Treasury securities having a ten-year maturity on the conversion date. Amounts earned and vested on or after January 1, 2005, will be paid out in a lump sum on the fifth business day following the conversion from share equivalent units to a dollar value. Share equivalent units accrued on or after October 1, 2010 will be paid to directors in shares of Common Stock on the fifth business day of the quarter following the quarter during which the director leaves the Board.

The stockholding guidelines for directors specify that a director must accumulate and hold a number of shares equal in value to five times the annual cash retainer. Shares owned directly and restricted stock units and share equivalent units accrued to a Directors' Equity Plan account are counted as ownership in assessing compliance with the guidelines. The stock price to be used in assessing compliance with the guidelines as of May 1st of each year will be the average closing stock price for the prior 60-day period. Messrs. Conaty, Firestone, Geissler, Hellman, McCollough, Weidemeyer and Wessel and Ms. Streeter have met their stockholding requirement. All of our other directors are making progress towards satisfying their stockholding requirement.



RISKS RELATED TO COMPENSATION POLICIES AND PRACTICES

We have reviewed our compensation policies and practices for our employees and have concluded that the risks arising from those policies and practices are not reasonably likely to have a material adverse effect on us.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The persons identified in the table below have reported that they beneficially owned at December 31, 2015 more than 5% of the outstanding shares of the Common Stock as follows:

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Outstanding Beneficially Owned
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	17,655,806[1]	6.6%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, Pennsylvania 19355	22,858,836[2]	8.6%

1   Sole voting power in respect of 15,445,548 shares and sole dispositive power in respect of 17,655,806 shares, as stated in a Schedule 13G filed with the Securities and Exchange Commission on February 9, 2016.

2   Sole voting power in respect of 499,148 shares, shared voting power in respect of 24,800 shares, sole dispositive power in respect of 22,333,088 shares and shared dispositive power in respect of 525,748 shares, as stated in a Schedule 13G/A filed with the Securities and Exchange Commission on February 10, 2016.

In addition, The Northern Trust Company, 50 South LaSalle Street, Chicago, Illinois 60603, has indicated that at the record date it held 4,050,356 shares, or approximately 1.5% of the outstanding shares, of Common Stock as the trustee of various employee savings plans sponsored by Goodyear.


On February 16, 2016, each director and nominee, each named executive officer, and all directors and executive officers as a group, beneficially owned the number of shares of Common Stock set forth in the table below.

| | Beneficial Ownership at February 16, 2016[1] | | | | |
Name	Shares of Common Stock Owned Directly[2]	Shares of Common Stock Held in Savings Plan[3]	Shares of Common Stock Subject to Exercisable Options[4]	Deferred Share Equivalent Units and Restricted Stock Units	Percent of Class
William J. Conaty	-0-	-0-	-0-	29,770[6]	*
James A. Firestone	-0-	-0-	-0-	59,606[6]	*
Werner Geissler	15,000	-0-	-0-	33,195[6]	*
Peter S. Hellman	-0-	-0-	-0-	36,428[6]	*
Laurette T. Koellner	-0-	-0-	-0-	4,157[6]	*
W. Alan McCollough	-0-	-0-	-0-	62,469[6]	*
John E. McGlade	-0-	-0-	-0-	16,868[6]	*
Michael J. Morell	1,925	-0-	-0-	9,131[6]	*
Roderick A. Palmore	-0-	-0-	-0-	19,769[6]	*
Stephanie A. Streeter	-0-	-0-	-0-	55,471[6]	*
Thomas H. Weidemeyer	1,000	-0-	-0-	73,624[6]	*
Michael R. Wessel	-0-	-0-	-0-	68,475[6]	*
Richard J. Kramer	336,053[5]	217	1,357,893	463[7]	*
Laura K. Thompson	27,552	-0-	134,577	40,664[8]	*
John T. Lucas	-0-	-0-	9,833	66,056[9]	*
Stephen R. McClellan	74,139	1,006	164,019	25,415[8]	*
Gregory L. Smith	81,199	-0-	224,798	25,415[8]	*
All directors, the named executive officers and all other executive officers as a group (25 persons)	781,774	4,784	2,425,808	721,517	1.2%

* Less than 1%

1 The number of shares indicated as beneficially owned by each of the directors and named executive officers, and by all directors and executive officers as a group, and the percentage of Common Stock outstanding beneficially owned by each person and the group, has been determined in accordance with Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934.

2 Unless otherwise indicated in a subsequent note, each person named and each member of the group has sole voting and investment power with respect to the shares of Common Stock shown.

3 Shares held in trust under Goodyear's Employee Savings Plan for Salaried Employees.

4 Shares that may be acquired upon the exercise of options which are exercisable on or prior to April 16, 2016.

5 Includes 103,492 shares acquired under Restricted Stock Purchase Agreements.

6 Deferred share equivalent units and restricted stock units, each equivalent to a share of Common Stock, accrued to accounts of the director under Goodyear's Outside Directors' Equity Participation Plan. Deferred share equivalent units are payable in cash, and restricted stock units are payable in Common Stock, following retirement from the Board of Directors. See "Director Compensation Table" at page 70.

7 Units, each equivalent to a share of Common Stock, deferred pursuant to performance awards earned, and payable in cash, shares of Common Stock, or any combination thereof, at the election of the executive officer.

8 Restricted stock units, each equivalent to a share of Common Stock, that vest on December 13, 2016.

9 Restricted stock units, each equivalent to a share of Common Stock, that vest as to one-half of the units on each of February 2, 2017 and February 2, 2018.



SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and officers to file reports of holdings and transactions in our equity securities with the Securities and Exchange Commission. As a practical matter, we assist our directors and officers by completing and filing these reports electronically on their behalf. We believe that our directors and officers timely complied with all such filing requirements during 2015.

RELATED PERSON TRANSACTIONS

During 2015, Goodyear and its subsidiaries, in the ordinary course of their business and at competitive prices and terms, made sales to or purchases from, or engaged in other transactions with, corporations of which certain Goodyear non-management directors are executive officers and/or directors. Goodyear does not consider the transactions to be material to its business and believes such transactions were not material in relation to the business of such other corporations or the interests of the directors concerned.

On an annual basis, each director and executive officer is obligated to complete a Director and Officer Questionnaire that requires disclosure of any transactions with the Company in which the director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest. Under the "Board of Directors and Executive Officers Conflict of Interest Policy," directors and executive officers are expected to promptly disclose potential conflicts of interest to Goodyear's General Counsel, who may consult with the Chairman of the Governance Committee on matters of interpretation of the policy. Any waivers of the policy are required to be approved by the Board of Directors, and any such waivers will be promptly disclosed to shareholders.



PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") as Goodyear's independent registered public accounting firm for the fiscal year ending December 31, 2016. Representatives of PwC are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

The following table presents fees and expenses for services rendered by PwC for fiscal 2015 and 2014.

(IN THOUSANDS)

	2015	2014
Audit Fees and Expenses[1]	$12,348	$12,706
Audit-Related Fees and Expenses[2]	219	296
Tax Fees and Expenses[3]	1,300	1,116
All Other Fees and Expenses[4]	166	30
Total	$14,033	$14,148

1 Audit fees and expenses represent fees and expenses for professional services provided in connection with the audit of our financial statements and the effectiveness of internal control over financial reporting, the review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

2 Audit-related fees and expenses consist primarily of accounting consultations and services related to business acquisitions and divestitures.

3 Tax fees and expenses consist primarily of assistance in the preparation of international tax returns and consultations on various tax matters worldwide.

4 All other fees and expenses principally include fees related to advisory services and information and education services.

All audit, audit-related, tax and other services were pre-approved by the Audit Committee, which concluded that the provision of such services by PwC was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. The Audit Committee's Pre-Approval Policy provides for pre-approval of audit, audit-related, tax and all other fees on an annual basis and, in addition, individual engagements anticipated to exceed pre-established thresholds must be separately approved. Under the policy, the Audit Committee delegates pre-approval authority to the Chairman of the Committee. The Chairman is to report any such pre-approval decisions to the Audit Committee at its next scheduled meeting.



REPORT OF THE AUDIT COMMITTEE

Management has the primary responsibility for the integrity of Goodyear's financial information and the financial reporting process, including the system of internal control over financial reporting. PricewaterhouseCoopers LLP ("PwC"), Goodyear's independent registered public accounting firm, is responsible for conducting independent audits of Goodyear's financial statements and the effectiveness of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and expressing an opinion on the financial statements and the effectiveness of internal control over financial reporting based upon those audits. The Audit Committee is responsible for overseeing the conduct of these activities by management and PwC.

As part of its oversight responsibility, the Audit Committee has reviewed and discussed the audited financial statements, the adequacy of financial controls and the effectiveness of Goodyear's internal control over financial reporting with management and PwC. The Audit Committee also has discussed with PwC the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended, as adopted by the PCAOB in Rule 3200T. The Audit Committee has received the written disclosures and the letter from PwC required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence, and has discussed with PwC their independence from Goodyear.

Based on the review and discussions with management and PwC referred to above, the Audit Committee has recommended to the Board of Directors that Goodyear include the audited consolidated financial statements of Goodyear and subsidiaries for the year ended December 31, 2015 in Goodyear's Annual Report on Form 10-K for the year ended December 31, 2015 and in its 2015 Annual Report to Shareholders.

THE AUDIT COMMITTEE

Peter S. Hellman, Chairman
James A. Firestone
Werner Geissler
Laurette T. Koellner
Michael J. Morell



PROPOSAL 3 – RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has the ultimate authority and responsibility to directly appoint, retain, compensate, oversee, evaluate, and, where appropriate, terminate the independent accountants. The Audit Committee has appointed PwC as the independent registered public accounting firm to audit Goodyear's consolidated financial statements as of and for the fiscal year ending December 31, 2016 and its internal control over financial reporting as of December 31, 2016. During fiscal year 2015, PwC served as Goodyear's independent registered public accounting firm and also provided audit-related, tax and other services. See "Principal Accountant Fees and Services" above.

The Audit Committee engages in an annual evaluation of the independent auditor's qualifications, performance and independence and periodically considers the advisability and potential impact of selecting a different independent registered public accounting firm. In accordance with SEC rules and PwC's policies, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide service to us. For lead and concurring audit partners, the maximum number of consecutive years of service in that capacity is five years. We select the Company's lead audit partner pursuant to this rotation policy following meetings between the Chairman of the Audit Committee and candidates for that role, as well as discussion by the full Committee and with management. The members of the Audit Committee believe that the continued retention of PwC to serve as Goodyear's independent registered public accounting firm is in the best interests of Goodyear and its shareholders.

As a result, the following resolution will be presented by the Board of Directors at the Annual Meeting:

"RESOLVED, that the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the Company for the year ending December 31, 2016 is hereby ratified."

Ratification of the appointment of PwC requires the affirmative vote of a majority of our outstanding Common Stock. In the event the appointment of PwC is not ratified by the shareholders, the adverse vote will be deemed to be an indication to the Audit Committee that it should consider selecting another independent registered public accounting firm for 2017.

☑ **Your Board of Directors unanimously recommends that shareholders vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2016 (Proposal 3).**



PROPOSAL 4 – SHAREHOLDER PROPOSAL

The proposal set forth below has been submitted by Mr. John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278, the beneficial owner of no fewer than 100 shares of Goodyear's Common Stock.

Proposal 4 – Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.


The Security and Exchange Commission's universal proxy access Rule 14a-11 was vacated after a court decision regarding the SEC's cost-benefit analysis. Therefore, proxy access rights must be established on a company-by-company basis.

Subsequently, *Proxy Access in the United States: Revisiting the Proposed SEC Rule)*, a cost-benefit analysis by the CFA Institute (Chartered Financial Analyst), found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion.

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal 4

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

The Board understands the importance of giving our shareholders a voice in director nominations and that proxy access is emerging as an important issue for many public companies and their shareholders.

We have an abiding commitment to good corporate governance. We also understand that we are ultimately accountable to our shareholders for our stewardship of Goodyear. As a result, it is important for us to communicate regularly with shareholders regarding areas of interest or concern. Over the last several years, in addition to our day-to-day interactions regarding our financial performance, we have enhanced our shareholder engagement program to include an annual outreach that is focused on corporate governance, executive compensation and other topics suggested by our shareholders. This annual outreach helps to ensure that our shareholders are heard and able to communicate directly with us on these important matters. As part of our 2015 annual outreach, we engaged with shareholders representing approximately 42% of our outstanding Common Stock. We learned that many of our shareholders, like us, are continuing to study and consider proxy access, and that there is no clear consensus among our shareholders on this issue, particularly with respect to secondary bylaw provisions.

In addition to our shareholder engagement program, our Articles of Incorporation, Code of Regulations and Corporate Governance Guidelines provide shareholders with several avenues to effectively voice their opinions and ensure accountability of the Board of Directors to our shareholders. For example, our director election process includes the following features:

- All directors are elected annually;
- Directors are elected by a majority vote standard;
- Shareholders may propose director nominees to the Governance Committee;
- Shareholders are able to nominate director candidates directly at an annual meeting, as described in our Code of Regulations;
- Shareholders are able to submit proposals for consideration at an annual meeting;
- Shareholders are able to call a special shareholders' meeting under our Code of Regulations; and
- Shareholders may remove directors from office by a majority vote.

Our existing policies and procedures, therefore, give significant rights to all shareholders and promote Board accountability. These structures have worked, fostering responsiveness to shareholders while allowing the Board to ensure that a small group of shareholders do not advance an agenda at the expense of the majority of our shareholders.

As noted above, shareholders already have a significant role in the director selection process and can recommend prospective director candidates for the Governance Committee's consideration, and those candidates are evaluated and considered in the same manner and utilizing the same criteria as candidates recommended by a Board member, a search firm or any other


source. See "Identifying and Evaluating Nominees for Director" at page 15. We have a robust process in place for identifying and vetting non-employee director candidates. This process is carefully designed to identify and nominate director candidates who possess a combination of skills, experiences and expertise necessary to oversee our business and who can contribute to the overall effectiveness of the Board. The Board's guidelines are summarized under the heading "Director Selection Guidelines" at page 15.

An effective board of directors is greater than the sum of its parts, and is composed of individuals with a diverse and complementary blend of skills, business and personal experiences, backgrounds and expertise. Our existing process allows the fully-independent Governance Committee and the Board to assess the particular qualifications of potential director nominees and determine whether they will contribute, individually and collectively, to an effective and well-rounded Board that operates openly and collaboratively and represents the interests of all shareholders. Directors also must exercise their fiduciary duties to all our shareholders when participating in the director selection process. Allowing shareholders to nominate competing candidates for director in our proxy statement as contemplated by this proposal would circumvent the critical role that the Governance Committee plays in ensuring that the Board is comprised of directors with the required complementary skills, business and personal experiences, backgrounds and expertise, as well as independence.

The Board believes that this proposal could undermine its ability to function in an effective manner. The proposal could introduce non-constructive and destabilizing dynamics into the Board election process each year thereby discouraging highly-qualified director candidates from serving. It could also increase the influence of special interest groups and lead to single-issue participants on the Board, to the overall detriment of all our shareholders and the Company's general interests. Finally, the Board believes that all shareholders should have equal rights in providing input to the Company, governed by the comprehensive and equitable process already in place.

U.S. public companies have no practical experience with proxy access, and both companies and shareholders are continuing to consider the contours of potentially appropriate proxy access rights. We do not believe there is any meaningful evidence that proxy access would improve corporate governance or enhance shareholder value.

Our current process for director selection is time tested and has proven successful, while providing for appropriate shareholder involvement. The success of this approach is underpinned by the Company's strong operating and stock price performance over the past several years. In fact, for the third consecutive year we set all-time records for segment operating income and our total shareholder return over that three-year period was 141%, while the S&P 500 increased 53%, and we have returned $553 million to shareholders in the form of dividends and stock repurchases.

Therefore, the Board advises against the introduction of proxy access into our director election process at this time, prior to having a clear understanding of how proxy access will impact our corporate governance and, ultimately, our shareholders' long-term value. Of course, we will continue to monitor developments regarding proxy access and will continue to engage with our shareholders so that the Board can continue to make informed decisions regarding this important issue.

Approval of this proposal requires the affirmative vote of a majority of our outstanding Common Stock.

☑ **Your Board of Directors unanimously recommends that shareholders vote AGAINST approval of this shareholder proposal (Proposal 4).**



OTHER BUSINESS

Your Board of Directors does not intend to bring any other business before the Annual Meeting and is not aware of any other business intended to be presented by any other person.

After the conclusion of the matters described above, shareholders will have an opportunity to ask appropriate questions regarding Goodyear and its operations.

If any other matters properly come before the Annual Meeting, your proxy will be voted by Mr. Bialosky, Ms. Thompson or Mr. Bell in such manner as they, in their discretion, deem appropriate.

March 11, 2016

By Order of the Board of Directors

DAVID L. BIALOSKY
Secretary



EXHIBIT A

Use of Non-GAAP Financial Measures

RECONCILIATION FOR SEGMENT OPERATING INCOME

($ in millions)	Twelve Months Ended December 31,					
	2015	2014	2013	2012	2011	2010
Total Segment Operating Income	$2,022	$ 1,712	$1,580	$1,248	$1,368	$ 917
Rationalizations	(114)	(95)	(58)	(175)	(103)	(240)
Interest Expense	(412)	(428)	(392)	(357)	(330)	(316)
Other Income (Expense)	115	(302)	(97)	(139)	(73)	(186)
Asset Write-offs & Accelerated Depreciation	(8)	(7)	(23)	(20)	(50)	(15)
Corporate Incentive Compensation Plans	(103)	(97)	(108)	(69)	(70)	(71)
Pension Curtailments/Settlements	(137)	(33)	—	1	(15)	—
Intercompany Profit Elimination	(3)	4	4	(1)	(5)	(14)
Loss on Deconsolidation of Venezuelan Subsidiary	(646)	—	—	—	—	—
Retained Expenses of Divested Operations	(14)	(16)	(24)	(14)	(29)	(20)
Other	(92)	(51)	(69)	(34)	(75)	(47)
Income Before Income Taxes	$ 608	$ 687	$ 813	$ 440	$ 618	$ 8
United States and Foreign Tax Expense (Benefit)	232	(1,834)	138	203	201	172
Less: Minority Shareholders Net Income	69	69	46	25	74	52
Goodyear Net Income (Loss)	$ 307	$ 2,452	$ 629	$ 212	$ 343	$(216)

RECONCILIATION FOR FREE CASH FLOW FROM OPERATIONS

The amounts below are calculated from the Consolidated Statements of Cash Flows except for pension expense, which is as reported in the pension-related note in the Notes to Consolidated Financial Statements

($ in millions)	Year Ended December 31,					
	2015	2014	2013	2012	2011	2010
Net Income (Loss)	$ 376	$ 2,521	$ 675	$ 237	$ 417	$(164)
Depreciation and Amortization	698	732	722	687	715	652
Change in Working Capital[a]	(42)	(1)	415	457	(650)	52
Pension Expense[b]	135	158	285	307	266	300
Loss on Deconsolidation of Venezuelan Subsidiary	646	—	—	—	—	—
Gain on Recognition of Deferred Royalty Income	(155)	—	—	—	—	—
Other[c]	276	(1,506)	75	140	461	546
Capital Expenditures	(983)	(923)	(1,168)	(1,127)	(1,043)	(944)
Free Cash Flow from Operations (Non-GAAP)	$ 951	$ 981	$ 1,004	$ 701	$ 166	$ 442
Capital Expenditures	983	923	1,168	1,127	1,043	944
Pension Contributions & Direct Payments	(103)	(1,338)	(1,162)	(684)	(294)	(405)
Rationalizations Payments	(144)	(226)	(72)	(106)	(142)	(57)
Cash Flow from Operating Activities (GAAP)	$1,687	$ 340	$ 938	$1,038	$ 773	$ 924

(a) Working capital represents total changes in accounts receivable, inventories and accounts payable — trade.

(b) Pension expense is the net periodic pension cost before curtailments, settlements and termination benefits as reported in the pension-related note in the Notes to Consolidated Financial Statements.

(c) Other includes amortization and write-off of debt issuance costs, deferred income taxes, net pension curtailments and settlements, net rationalization charges, net (gains) losses on asset sales, net Venezuela currency loss, customer prepayments and government grants, insurance proceeds, compensation and benefits less pension expense, other current liabilities, and other assets and liabilities.

GOODYEAR 'MOST ADMIRED'


GOODYEAR

Goodyear's newest blimp — Wingfoot One.

The Goodyear Tire & Rubber Company is recognized as **the world's most admired tiremaker** by *Fortune* magazine, marking the fourth consecutive year for the Company to receive this honor. The annual list identifies the companies that enjoy the strongest reputations within their industries and across industries.

Goodyear was the **Number 1 ranked U.S.-based company** and ranked **Number 3 overall** among all companies in *Fortune*'s "World's Most Admired Companies" **Motor Vehicle Parts category** in the March 2016 issue of the magazine. Goodyear led its global tire competitors by a wide margin in the overall rankings, as well as in all nine key attributes measured.

Started in 1983, the *Fortune* "Most Admired" list is considered "the definitive report card on corporate reputations." The project surveys senior executives, outside directors and industry analysts to determine a company's overall reputation by evaluating key business attributes.

Published since 1930, *Fortune* is a global leader in business journalism with a worldwide circulation of more than 1 million and a readership of nearly 5 million.

World's Most Admired Tiremaker

– *Fortune* Magazine March 2016

Motor Vehicle Parts Goodyear Ranking:

#1 in U.S.
#3 Overall

KEY ATTRIBUTES MEASURED BY *FORTUNE* MAGAZINE

- Innovation
- Financial Soundness
- People Management
- Long-Term Investment
- Use of Assets
- Product/Service Quality
- Social Responsibility
- Global Competitiveness
- Management Quality

For more information about Goodyear, visit our website at www.goodyear.com.

Please note, however, that information contained on the website is not incorporated by reference in this Proxy Statement or considered to be a part of this document.



THE GOODYEAR TIRE & RUBBER COMPANY
200 Innovation Way
Akron, Ohio 44316

Goodyear is one of the world's leading tire companies, with operations in most regions of the world. Together with its U.S. and international subsidiaries, Goodyear develops, manufactures, markets and distributes tires for most applications. It also manufactures and markets rubber-related chemicals for various applications. Goodyear is one of the world's largest operators of commercial truck service and tire retreading centers. In addition, it operates approximately 1,100 tire and auto service center outlets where it offers its products for retail sale and provides automotive repair and other services. Goodyear manufactures its products in 49 facilities in 22 countries. It has marketing operations in almost every country around the world. It employs approximately 66,000 people around the world.



C/O COMPUTERSHARE TRUST COMPANY, N.A.
P.O. BOX 43079
PROVIDENCE, RI 02940-3078

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on April 10, 2016. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by The Goodyear Tire & Rubber Company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY TELEPHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on April 10, 2016. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to The Goodyear Tire & Rubber Company, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

**If you vote via the Internet or by phone,
please do not mail your card.
Your vote is important. Please vote immediately.**

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E03499-P72726

KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

THE GOODYEAR TIRE & RUBBER COMPANY

The Board of Directors recommends that you vote FOR the election of all Nominees.

ITEM 1. Election of Directors

NOMINEES:

	For	Against	Abstain
1a) William J. Conaty	☐	☐	☐
1b) James A. Firestone	☐	☐	☐
1c) Werner Geissler	☐	☐	☐
1d) Peter S. Hellman	☐	☐	☐
1e) Laurette T. Koellner	☐	☐	☐
1f) Richard J. Kramer	☐	☐	☐
1g) W. Alan McCollough	☐	☐	☐
1h) John E. McGlade	☐	☐	☐
1i) Michael J. Morell	☐	☐	☐
1j) Roderick A. Palmore	☐	☐	☐
1k) Stephanie A. Streeter	☐	☐	☐

	For	Against	Abstain
1l) Thomas H. Weidemeyer	☐	☐	☐
1m) Michael R. Wessel	☐	☐	☐

The Board of Directors recommends that you vote FOR the following proposals.

	For	Against	Abstain
ITEM 2. Advisory vote to approve executive compensation.	☐	☐	☐
ITEM 3. Ratification of appointment of PricewaterhouseCoopers LLP as Independent Registered Public Accounting Firm.	☐	☐	☐

The Board of Directors recommends that you vote AGAINST the following proposal.

	For	Against	Abstain
ITEM 4. Shareholder Proposal re: Proxy Access.	☐	☐	☐

Please indicate if you plan to attend this meeting. Yes ☐ No ☐

Please sign name exactly as it appears above. Each joint owner should sign. Please indicate title if you are signing as executor, administrator, trustee, custodian, guardian or corporate officer.

The undersigned hereby acknowledges receipt of the Notice of 2016 Annual Meeting of Shareholders and Proxy Statement.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

ANNUAL MEETING OF SHAREHOLDERS

THE GOODYEAR TIRE & RUBBER COMPANY

APRIL 11, 2016
4:30 P.M.

HILTON AKRON/FAIRLAWN
3180 WEST MARKET STREET
AKRON, OHIO

PLEASE VOTE — YOUR VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The 2016 Notice and Proxy Statement and 2015 Annual Report are available at www.proxyvote.com.

E03500-P72726



THE GOODYEAR TIRE & RUBBER COMPANY

PROXY FOR 2016 ANNUAL MEETING OF SHAREHOLDERS

SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, a holder (or designated proxy) of shares of the Common Stock of The Goodyear Tire & Rubber Company, hereby appoints David L. Bialosky, Laura K. Thompson and Bertram Bell and each or any of them, the proxies or proxy of the undersigned, with full power of substitution, to represent the undersigned, and to vote all of the shares of Common Stock that the undersigned is entitled to vote, at the Annual Meeting of Shareholders of the Company to be held at the Hilton Akron/Fairlawn in Akron, Ohio, on Monday, April 11, 2016, at 4:30 P.M., Akron time, and at any and all adjournments thereof; with the power to vote said shares for the election of thirteen Directors of the Company, upon the other matters listed on the reverse side hereof and upon all other matters as may properly come before the meeting or any adjournment thereof. This Proxy is given and is to be construed according to the laws of the State of Ohio.

If you sign and return this card without marking, this proxy card will be treated as being FOR the election of Directors, FOR Items 2 and 3, and AGAINST Item 4.

If you plan to attend the 2016 ANNUAL MEETING, please mark the box indicated on the reverse side.

THIS PROXY IS CONTINUED ON THE REVERSE SIDE.

PLEASE MARK, DATE AND SIGN ON THE REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.



GOODYEAR

C/O COMPUTERSHARE TRUST COMPANY, N.A.
P.O. BOX 43079
PROVIDENCE, RI 02940-3078

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on April 6, 2016. Have your voting instruction card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by The Goodyear Tire & Rubber Company in mailing proxy materials, you can consent to receiving all future proxy statements, voting instruction cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY TELEPHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on April 6, 2016. Have your voting instruction card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your voting instruction card and return it in the postage-paid envelope we have provided or return it to The Goodyear Tire & Rubber Company, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

If you vote via the Internet or by phone, please do not mail your card. Your vote is important. Please vote immediately.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E03501-P72726 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS VOTING INSTRUCTION CARD IS VALID ONLY WHEN SIGNED AND DATED.

THE GOODYEAR TIRE & RUBBER COMPANY

The Board of Directors recommends that you vote FOR the election of all Nominees.

ITEM 1. Election of Directors

NOMINEES:	For	Against	Abstain
1a) William J. Conaty	☐	☐	☐
1b) James A. Firestone	☐	☐	☐
1c) Werner Geissler	☐	☐	☐
1d) Peter S. Hellman	☐	☐	☐
1e) Laurette T. Koellner	☐	☐	☐
1f) Richard J. Kramer	☐	☐	☐
1g) W. Alan McCollough	☐	☐	☐
1h) John E. McGlade	☐	☐	☐
1i) Michael J. Morell	☐	☐	☐
1j) Roderick A. Palmore	☐	☐	☐
1k) Stephanie A. Streeter	☐	☐	☐
1l) Thomas H. Weidemeyer	☐	☐	☐
1m) Michael R. Wessel	☐	☐	☐

The Board of Directors recommends that you vote FOR the following proposals.

	For	Against	Abstain
ITEM 2. Advisory vote to approve executive compensation.	☐	☐	☐
ITEM 3. Ratification of appointment of PricewaterhouseCoopers LLP as Independent Registered Public Accounting Firm.	☐	☐	☐

The Board of Directors recommends that you vote AGAINST the following proposal.

	For	Against	Abstain
ITEM 4 . Shareholder Proposal re: Proxy Access.	☐	☐	☐

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

Authorization: I acknowledge receipt of the Notice of 2016 Annual Meeting of Shareholders and Proxy Statement. I hereby instruct the trustee to vote by proxy, in the form solicited by the Board of Directors, the number of full shares in this Plan account(s) as specified above, or, if not specified above, as recommended by the Board of Directors.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

ANNUAL MEETING OF SHAREHOLDERS

THE GOODYEAR TIRE & RUBBER COMPANY

APRIL 11, 2016
4:30 P.M.

HILTON AKRON/FAIRLAWN
3180 WEST MARKET STREET
AKRON, OHIO

PLEASE VOTE — YOUR VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The 2016 Notice and Proxy Statement and 2015 Annual Report are available at www.proxyvote.com.



E03502-P72726

GOODYEAR

**CONFIDENTIAL VOTING INSTRUCTIONS 2016 ANNUAL MEETING OF SHAREHOLDERS
FOR EMPLOYEE SAVINGS AND OTHER PLANS
Solicited on Behalf of the Board of Directors
April 11, 2016**

The proxy soliciting materials furnished by the Board of Directors of The Goodyear Tire & Rubber Company in connection with the Annual Meeting of Shareholders to be held on Monday, April 11, 2016, are delivered herewith.

Under each employee savings or similar plan in which you participate, you have the right to give written instructions to the trustee for such plan to vote as you specify the number of full shares of Common Stock of The Goodyear Tire & Rubber Company representing your proportionate interest in each such plan on February 16, 2016.

As a participant in and a named fiduciary (i.e., the responsible party identified in the voting section of each Plan Document) under an employee savings plan or other similar plan, you have the right to direct The Northern Trust Company, as trustee, how to vote the shares of Common Stock of The Goodyear Tire & Rubber Company allocated to this account under such plan as well as a portion of any shares for which no timely voting instructions are received from other participants. Each savings plan provides that the trustee will vote the shares for which voting instructions have not been received in the same proportion as it votes the shares for which it has received such instructions unless to do so would be inconsistent with the trustee's duties. If you wish to have the shares allocated to this account under the plan as well as a portion of any shares for which no timely voting instructions are received from other participants voted by the trustee in accordance with your instructions, please sign the authorization on the reverse side of this card and return it in the enclosed envelope or give your instructions by telephone or via the Internet.

I hereby instruct the trustee to vote (or cause to be voted) all shares of Common Stock of The Goodyear Tire & Rubber Company credited to this account under each plan on February 16, 2016, at the Annual Meeting of Shareholders to be held on April 11, 2016, and at any adjournment thereof as indicated on the reverse side hereof and upon all other matters as may properly come before the meeting or any adjournment thereof.

Unless otherwise specified on the reverse side, if you give your instructions by signing and returning this card, or by telephone or via the Internet, the Trustee will vote FOR the election of Directors, FOR Items 2 and 3, and AGAINST Item 4.

If you plan to attend the 2016 ANNUAL MEETING, please mark the box indicated on the reverse side.

**THIS CONFIDENTIAL VOTING INSTRUCTION CARD IS CONTINUED ON THE REVERSE SIDE.
PLEASE MARK, DATE AND SIGN ON THE REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.**